

PATTERSON
DENTAL COMPANY


02043787





FISCAL 2002 ANNUAL REPORT

125

Dental leadership for


PATTERSON'S

125 years strong

In 1877 two brothers, John and Myron Patterson opened a drugstore in Milwaukee, Wisconsin. Patterson's Drug Store sold dental and surgical instruments and supplies. The brothers soon realized that the dental business offered more opportunities than the surgical field, and with the western expansion in full swing, they also understood that the future of the dental business lay in the West. The brothers decided to divide their holdings, with Myron, or "M.F.," keeping the drugstore. He eventually sold the drugstore and moved to St. Paul, Minnesota, where he opened the M.F. Patterson Dental Supply Company in 1891. The rest is history: a story of growth and profitability, based upon providing customers with the finest service available and the broadest selection of products.







Patterson Today

Today, Patterson Dental Company (Nasdaq NMS: PDCO) is a value-added distributor serving the North American dental supply and companion-pet veterinarian supply markets.

Patterson Dental Supply Company

As Patterson's largest business, Patterson Dental Supply provides a virtually complete range of consumable dental products, clinical and laboratory equipment, and value-added services to dentists, dental laboratories, institutions and other healthcare providers throughout North America. Patterson Dental Supply, which is growing significantly faster than its market, has the largest direct sales force in the industry, totaling more than 1,200 sales representatives, equipment specialists and technology representatives serving the United States and Canada.

Webster Veterinary Supply

Webster is the leading distributor of veterinary supplies to companion-pet veterinary clinics in the eastern United States and the third largest nationally. One of the most respected names in the veterinary supply industry, Webster is a value-added, full-service distributor of consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals.



Financial Highlights

(In thousands, except per share amounts)

Year Ended	**April 28, 2002**	April 29, 2001	% Change	April 29, 2000
Net sales	**$ 1,415,515**	$ 1,156,455	22%	$ 1,045,883
Gross profit	**494,180**	409,154	21%	367,117
Operating income	**147,180**	115,115	28%	97,459
Net income	**$ 95,290**	$ 76,475	25%	$ 64,472
Earnings per share — diluted	**$ 1.40**	$ 1.13	24%	$ 0.95
Weighted average and dilutive potential shares outstanding	**68,201**	67,763	--%	67,544
Cash, cash equivalents and short-term investments	**$ 151,237**	$ 184,508	(18%)	$ 118,173
Total assets	**718,376**	549,180	31%	451,976
Current liabilities	**198,007**	132,715	49%	112,906
Stockholders' equity	**514,360**	408,515	26%	330,470


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Net Sales in millions

1998	$782
1999	$883
2000	$1,046*
2001	$1,156
2002	$1,416

*includes impact of fifty-third week

Earnings Per Share (diluted)

1998	$0.61
1999	$0.75
2000	$0.95
2001	$1.13
2002	$1.40

Operating Margins

1998	8.2%
1999	8.8%
2000	9.3%
2001	10.0%
2002	10.4%

Dental Sales Organization



886
$858
986
$890
1,046
$985
1,087
$1,043
1,233
$1,104
1998
1999
2000
2001
2002

Number of representatives at year end
Average annual sales per representative (in thosuands)

Fiscal 2002 Revenue Mix

Webster Veterinary Supply
$134,822,000



Patterson Dental Supply
$1,280,693,000

1877 – 1928

1877 - Patterson Brothers Drugstore opens in Milwaukee, Wisconsin, selling dental and surgical supplies.

1882 - First sales representative hired, with territory stretching from Milwaukee to Spokane, Washington.

1891 - M. F. Patterson Dental Supply Company formed in St. Paul, Minnesota.

1906 - Makes first acquisition: Gailey Dental Supply Company with stores in Spokane and Seattle.

1922 - Acquires Holmes Sterilizing Company in Minneapolis, Minnesota, and enters the manufacturing business.

1928 - Merges with Hettinger Bros. Mfg. Co. of Kansas City.

To Our Shareholders

Fiscal 2002 marked another year of record operating results for Patterson. We were particularly encouraged by the growing sales and earnings momentum generated during the second half of the year, culminating in an exceptionally strong fourth quarter. Reflecting the excellent full-year operating results of our dental operation, Patterson again attained its goal of growing faster than the North American dental market, thus enabling us to continue gaining share in this large and dynamic marketplace. We are also pleased by the strong performance of our Webster Veterinary Supply unit, which was acquired in the first quarter of the year.

Financial Review

For fiscal 2002, consolidated sales totaled $1,415,515,000, an increase of 22.4% from $1,156,455,000 in fiscal 2001. Excluding Webster's sales of $134,822,000, fiscal 2002 sales were up 10.7% to $1,280,693,000. Webster's comparable basis sales increased approximately 9.0% in fiscal 2002. Net income came to $95,290,000 or $1.40 per diluted share in fiscal 2002, an increase of 24.6% from $76,475,000 or $1.13 per diluted share in fiscal 2001.

- *Dental Supply Operation:* Sales of Patterson's U.S. dental operation increased 11.4% for full-year fiscal 2002 and by over 18% in the fourth quarter, reflecting strong sales of consumable supplies, core equipment and the CEREC 3® dental restorative system. CEREC sales ramped up strongly throughout the second half in response to strengthened sales and marketing efforts implemented earlier in the year. We also benefited from growing sales of front office and clinical software, reflecting the positive impact of a single-source strategy that bundles software and consumable supplies. In addition, we were encouraged by the substantial improvement at our Canadian dental unit. Acquisitions contributed approximately 0.6 percentage points to Patterson's fiscal 2002 dental sales growth.

  Late in the fourth quarter of fiscal 2002, we acquired Thompson Dental Company of Columbia, South Carolina. A leading value-added distributor of dental supplies, equipment and services in the mid-Atlantic and southeastern U.S., Thompson ranked among the 10 largest dental distributors in the country. Thompson, which has significantly strengthened Patterson's presence in these key regional markets, was rapidly integrated into our management system and sales organization and is expected to make a solid contribution to Patterson's consolidated earnings during the coming year.

- *Veterinary Supply Operation:* Webster has consistently met or exceeded our expectations since its acquisition in July 2001. The unit's comparable basis sales growth of 9.0% last year exceeded the estimated 6% to 7% growth rate of the companion-pet veterinary supply market. Webster was also solidly profitable, contributing $0.04 per diluted share to Patterson's consolidated earnings for the year.

North American Dental Supply Market

We believe the North American dental supply market is growing at an estimated 7% to 9% annual rate, and due to a number of factors, we believe growth at this pace will be sustainable for some time to come. For example, demand for dental services is growing faster than the available number of dentists. This market imbalance is due partly to the aging of the general North American population, since growing numbers of older individuals require more dental procedures than any other age group. The growth of the dental market also is benefiting from the introduction of new therapeutic technologies that are enabling dentists to treat more patients, while improving clinical outcomes. As a result, dentists are converting to such new-generation, productivity enhancing dental equipment as digital radiography and the CEREC 3 restoration system. In addition, consumer demand is growing for cosmetic dentistry and other specialized procedures that are augmenting the income streams of dental practices. Dental insurance also is enabling more people to regularly visit their dentists.

Capitalizing on Favorable Dental Market Demographics

To optimize the opportunities presented by the favorable demographics of the North American dental market, Patterson is adhering to a set of well-defined operating strategies. Our ability to execute these strategies, consistently and effectively, has been the foundation for our past success. Executing these strategies will similarly be key to Patterson's future success in the dental market.



- ***Commitment to unsurpassed customer service***
  Serving the dental profession is a relationship business grounded in customer service. Our pro-active, customer-oriented sales culture permeates every aspect of our business. Our more than 1,200 sales representatives function as a valued business partner with their dental customers. As long as our sales representatives are successful in meeting the evolving needs of their customers-promptly and effectively-Patterson will continue to be successful.

- *Value-added, full-service capabilities*
  Our goal is to function as a single source of products and services for our dental customers. We offer a virtually complete range of consumable supplies, equipment and value-added services. We are taking our single-source strategy one step further by bundling together digital equipment, software, networking hardware, consumable supplies and all required support and training into a comprehensive, value-added package. The initial results of this approach have been extremely positive.



- ***Marketing innovative technologies that strengthen office productivity and improve clinical outcomes***
  The CEREC 3 dental restorative system is a clear example of new-generation equipment that benefits both the patient and the dentist. In addition to providing certain clinical advantages in comparison to traditional restoration techniques, the CEREC 3 increases office productivity by eliminating the need for a second office visit to complete a tooth restoration. As a result, the CEREC 3 enables a dentist to treat additional patients, thus creating a revenue generating opportunity. The CEREC 3 also increases the profitability of restoration procedures by eliminating outside lab work. Earlier this year, we extended Patterson's exclusive distribution agreement with Sirona Dental Systems GmbH through September 2004 for the CEREC 3 and the new CEREC inLab system, which is designed for restoration processes performed in dental labs.

- ***Enhancing customer service through web-based technology***
  We long have provided our customers with the convenience of electronic ordering, and our new web-based, order-entry platform, eMagine,™ represents Patterson's next-generation electronic order-entry platform. eMagine offers customers such valuable and time-saving features as three-year order histories with Patterson; sophisticated search engines for products, reports and invoices; UPS order tracking; information on monthly specials; and real-time customer account information. We have also deployed a web-based information system to enhance the productivity of our sales representatives and managers, and we are continuing to develop new web-based, value-added services for our customers.

- ***Consolidating a fragmented market through strategic acquisitions.***
  Due to the fragmented nature of the North American dental supply market and Patterson's strong financial condition, we have historically been able to augment our internal growth with strategic acquisitions. Over the past five years, we have made 12 acquisitions, each of which has been accretive to our consolidated profitability. We believe strategic acquisition opportunities continue to exist, and Patterson is committed to seeking transactions that make good business and economic sense.

Management from left to right:
James W. Wiltz, vice president Patterson Dental Company and president, Patterson Dental Supply, Inc.;
Peter L. Frechette, president and chief executive officer;
R. Stephen Armstrong, executive vice president and chief financial officer.



Webster Veterinary Supply

Webster Veterinary Supply is the leading distributor of supplies to companion-pet veterinary clinics in the eastern United States and the third largest nationally. Webster, which is enabling Patterson to capitalize upon a significant parallel growth opportunity, is our platform for building the leading national position in the fragmented companion-pet veterinary supply market within three to five years. We plan to attain this objective through strategic acquisitions as well as internal expansion in new geographic markets. At the same time, we will also focus on Webster's current geographic markets, which encompass 26 states in New England, the mid-Atlantic region and the Southeast. Webster plans to increase its penetration in these regional markets through a combination of new product offerings, electronic order-entry systems, acquisitions and an expanding sales force.

In a major strategic initiative, Webster also is planning to expand its marketing of veterinary equipment. This is a largely untapped opportunity, since little veterinary equipment is currently sold through companion-pet distributors. However, veterinary equipment, including digital x-ray systems, clinical and practice management software, sterilizers and surgical instruments, represents a significant opportunity. As the leading distributor of dental equipment, Patterson's experience with equipment marketing, financing and technical service will be of considerable value to Webster as it pursues this growth opportunity.

Positive Fiscal 2003 Outlook

Over the past few years, we have targeted our dental business to grow four percentage points faster than our estimated annual growth rate for the North American market of 7% to 9%. We have consistently met this growth target and succeeded in continually increasing Patterson's market share. Reflecting the impact of the Thompson acquisition and a variety of other positive business factors, we have increased our growth target for fiscal 2003 to six percentage points over the estimated growth rate of the North American dental market. We believe this increased growth target is realistic. At the same time, we anticipate another solid sales and earnings contribution from our Webster unit. In all, we believe fiscal 2003 should be another period of record sales and earnings for Patterson.

As always, we sincerely thank our outstanding employees for their hard work and dedicated efforts. We also appreciate the continued support of our shareholders, vendors and valued customers.

Sincerely,

Peter L. Frechette
President and Chief Executive Officer



A Single Source *package* of Leading Edge Dental Technologies

Patterson places dentists on the leading edge of a rapidly changing profession by providing advanced technologies that significantly strengthen office productivity and improve clinical outcomes. We have made the adoption of these new technologies a "painless" and convenient process through Patterson's single-source capabilities. In effect, we have bundled together a comprehensive package of products and services...from digital x-ray equipment and software, to networking hardware and support...that will launch a dental office into the digital age, quickly and cost-effectively. We believe no other supplier to the dental industry is capable of delivering such a complete single-source solution for digital technology.







Digital Radiography Equipment

Patterson offers a full line of digital radiography equipment from the industry's leading manufacturers. This equipment is sold through branch offices by specially-trained Patterson Technology Representatives. With the appropriate software, a digital radiography system creates an integrated patient database that combines the patient's dental record in the front office with the digital x-ray. This capability significantly strengthens office productivity and eliminates substantial paperwork. Digital x-rays also streamline the insurance process, since digital images can be transmitted electronically to a third-party payer to validate insurance claims.

1929 - 1989

1929 - Stock market crash; Great Depression starts.

1934 - Acquires A.P. Cary Company with offices in Dallas and Houston.

1938 - John F. Patterson elected president of M.F. Patterson Dental Supply Company.

1949 - W.O. Patterson elected president of Patterson-Hettinger-Cary Companies.

1959 - Makes largest acquisition to date, purchasing California Dental Supply Company with stores in Los Angeles, San Diego, Anaheim, Pasadena, Long Beach, Sherman Oaks and Wilshire; decade ends with 40 dental offices and six dental college locations.

1960 - Patterson holds initial public offering, selling 200,000 shares of common stock at $10.50 per share.

1964 - W.O. Patterson elected chairman and chief executive officer.

EagleSoft® Software

Patterson offers all of the software required for optimizing the benefits of digital radiography.

Our EagleSoft clinical software combines digital output with patient records to create fully integrated patient files.

In addition, EagleSoft's practice management software automates patient records and other front office management systems. New EagleSoft customers receive a substantial rebate on their software purchase in exchange for a three-year commitment to buy $25,000 a year of consumable supplies from Patterson.

Michele James DMD

Networking and Computer Hardware

To maximize the productivity-enhancing potential of digital equipment, Patterson provides local area networking systems and custom computer hardware. Through these offerings, a digital x-ray system is networked throughout the entire dental office, along with all office workstations. CEREC equipment, intra-oral cameras and other digital systems also can be networked.





Service and Support

Our single-source solution for leading edge technology is grounded in local service and ongoing support. Digital radiography systems and other dental equipment are installed and serviced by Patterson's network of local service technicians. We offer service contracts for all EagleSoft software. EagleSoft customers also have access to the call-in center at Patterson Technology Center for quickly troubleshooting software or related hardware problems. For networking and computer hardware products, the Patterson Technology Center also provides system configuration and network support services in support of the field technicians, resulting in a focused, consistent, and reliable solution from a single-source.

1965 - M.F. Patterson Dental Supply Company acquired by Ritter Manufacturing, Inc., a maker of dental equipment.

1972 - Ritter sells Patterson to Doric Corporation, a diversified company (oil exploration and refining, metal stamping, plastics, and steel containers).

1976 - Doric acquired by Esmark Corporation; Patterson becomes a unit of Estronics, an Esmark subsidiary.

1976 - Patterson acquires Litton Dental with 34 offices.

1984 - Beatrice Corporation acquires Esmark.

1985 - Patterson's management forms PDA, Inc. and purchases the company from Beatrice.

1987 - Acquires D. L. Saslow, which strengthened Patterson's national position.

1989 - Decade ends with 75 branch offices.



Webster serves the $2.2 billion U.S. companion-pet veterinary supply market, which we believe to be growing at a 6% to 7% annual rate. Small-animal or companion-pet veterinarians are the largest and fastest growing segment of the overall veterinary market. A variety of factors are driving the growth of this segment, including rising pet ownership. It is currently estimated that approximately 31 million U.S. households own dogs, while 27 million own cats. Consistent with the growth of pet ownership, annual consumer spending on veterinary care is far higher today than it was a decade ago. The willingness of owners to spend more on their pets is related in part to the advent of new procedures and drugs that significantly improve clinical outcomes.

The companion-pet veterinary supply market, like the dental supply market, is highly fragmented. The top three distributors nationally, including Webster, account for approximately 40% of the market. Another 70 or so local and regional distributors account for the remaining 60% of the national marketplace. In addition, the companion-pet veterinary supply market is composed of approximately 21,000 office practices of which Webster now serves 8,200 in the eastern part of the nation. The average practice, consisting of two veterinarians and limited support staff, purchases an estimated $80,000 to $120,000 of supplies each year.

1990 - 2002

1990 - Employee Stock Ownership Plan (ESOP) established.

1992 - Patterson starts trading on the Nasdaq Stock Market with public offering of 3 million common shares at $3.56 per share.

1993 - Enters Canadian dental supply market by acquiring Healthco Canada, Inc.

1996 - Acquires Colwell division (printed office products) of Deluxe Corporation.

1997 - Acquires EagleSoft Incorporated (dental practice software).

2000 - Sales cross the $1 billion mark for the first time; purchases Guggenheim Bros. Dental Supply Company of Los Angeles with 4 offices.

- $2.2 billion market
- High growth companion-pet veterinary market
- 31 million U.S. households own dogs; 27 million own cats
- Market growing at 6-7% annually
- 21,000 companion-pet veterinary practices nationwide
- Average practice purchases $80,000 to $120,000 of veterinary supplies each year

Studies show that veterinarians tend to rely heavily on their distributors, purchasing upwards of 60% of their annual supplies from their top supplier. The distributor's sales representative also tends to be viewed as a consultant, providing veterinary customers with news of industry developments, information on new products and technologies, and general assessments of what is working and not working for other practices.

To best serve a market with these needs and characteristics, Webster has adopted a value-added strategy similar to Patterson's. Key elements of this strategy include:

- Offering the broadest product line in the companion-pet veterinary supply industry. Webster currently provides more than 8,000 products.
- Providing the market's finest service, delivered by a team of 75 highly experienced sales representatives. This sales force is supported by a telesales operation.
- Prompt, on-time deliveries that are managed through a network of six distribution centers covering the eastern United States.
- Fair, value-based pricing.

Supporting Webster's value-added strategy are strong relationships with the leading manufacturers of companion-pet veterinary supplies. Webster has the highest market penetration of key products in its geographic markets. For this reason, Webster is the distributor of choice for such industry-leading manufacturers as Fort Dodge, IDEXX, Abbott Laboratories Animal Health and Bayer.



20

2001 - Acquires assets of J.A. Webster, Inc., which becomes Webster Veterinary Supply unit.

2002 - Acquires Thompson Dental Company of Columbia, South Carolina, which ranked among the 10 largest dental distributors nationally; ends fiscal 2002 with over 79 branch offices.

Selected Consolidated Financial and Operating Data

(In thousands, except per share amounts)

Fiscal Year Ended	**April 27, 2002**	April 28, 2001	April 29, 2000	April 29, 1999	April 26, 1998
Statement of Operations Data:					
Net sales	**$ 1,415,515**	$ 1,156,455	$ 1,045,883	$ 883,268	$ 782,284
Cost of sales	**921,335**	747,301	678,766	571,698	505,069
Gross margin	**494,180**	409,154	367,117	311,570	277,215
Operating expenses	**347,000**	294,039	269,658	234,098	212,833
Operating income	**147,180**	115,115	97,459	77,472	64,382
Other income - net	**5,043**	7,081	5,540	2,239	1,324
Income before income taxes	**152,223**	122,196	102,999	79,711	65,706
Income taxes	**56,933**	45,721	38,527	29,815	24,937
Net income	**$ 95,290**	$ 76,475	$ 64,472	$ 49,896	$ 40,769
Earnings per share — diluted*	**$ 1.40**	$ 1.13	$ 0.95	$ 0.75	$ 0.61
Weighted average and dilutive potential shares outstanding*	**68,201**	67,763	67,544	66,993	66,325
Balance Sheet Data:					
Working capital	**$ 331,413**	$ 310,046	$ 238,502	$ 187,952	$ 133,256
Total assets	**718,376**	549,180	451,976	373,250	316,373
Total debt	**976**	990	1,719	2,097	7,202
Stockholders' equity	**514,360**	408,515	330,470	265,199	210,303
Operating Data:					
Number of sales representatives (year-end)	**1,308**	1,087	1,046	986	886
Average revenue per sales representative	**$ 1,161**	$ 1,043	$ 985	$ 890	$ 858
Number of employees at fiscal year-end	**4,637**	3,853	3,789	3,623	3,214
Number of service technicians	**911**	807	793	721	670

* Per share amounts are adjusted for the two-for-one stock split on June 13, 2000.

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties which are beyond the Company's ability to control. The Company cautions shareholders and prospective investors that the following factors, among others, may cause actual results to differ materially from those indicated by the forward-looking statements: competition within the dental and veterinary supply industries; changes in the economics of dentistry, including reduced growth in expenditures by private dental insurance plans, the effects of economic conditions and the effects of healthcare reform, which may affect future per capita expenditures for dental services and the ability and willingness of dentists to invest in high-technology products; changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets; the ability of the Company to maintain satisfactory relationships with its sales force; unforseen operating risks; and risks associated with the dependence on manufacturers of the Company's products. Forward-looking statements are qualified in their entirety by the cautionary language set forth in the Company's filings with the Securities and Exchange Commission.

Unaudited Quarterly Results

(In thousands, except per share amounts)	Fourth	Third	Second	First
Fiscal 2002				
Net sales	$ 399,849	$ 357,394	$ 355,018	$ 303,254
Gross profit	140,302	125,608	121,203	107,067
Operating income	43,204	38,581	35,955	29,440
Net income	27,563	24,832	23,282	19,613
Basic earnings per share	$ 0.41	$ 0.37	$ 0.34	$ 0.29
Diluted earnings per share	$ 0.40	$ 0.36	$ 0.34	$ 0.29

	Fourth	Third	Second	First
Fiscal 2001				
Net sales	$ 305,119	$ 290,579	$ 290,717	$ 270,040
Gross profit	109,307	104,753	101,999	93,095
Operating income	31,532	30,603	28,782	24,198
Net income	21,026	20,386	18,969	16,094
Basic earnings per share	$ 0.31	$ 0.30	$ 0.28	$ 0.24
Diluted earnings per share	$ 0.31	$ 0.30	$ 0.28	$ 0.24

Market Information

The Company's common stock trades on The Nasdaq Stock Market® under the symbol PDCO.

The table on the right sets forth the range of high and low trading prices for the Company's common stock for each full quarterly period within the two most recent fiscal years as reported by Nasdaq.

On July 15, 2002, the number of holders of record of common stock was 3,158.

	2002		2001	
Quarter	High	Low	High	Low
First	$37.24	$30.00	$26.94	$21.44
Second	38.53	31.00	31.00	18.75
Third	42.05	34.90	34.38	26.06
Fourth	47.48	38.86	33.88	29.13

Corporate Headquarters
1031 Mendota Heights Road
St. Paul, MN 55120-1419
(651) 686-1600
www.pattersondental.com

Independent Auditors
Ernst & Young LLP
Minneapolis, MN

Legal Counsel
Briggs and Morgan, P.A.
Minneapolis, MN

Stock Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
St. Paul, MN

Investor Relations Counsel
Equity Market Partners
New York, NY

Annual Meeting
All shareholders are welcome to attend our annual meeting of shareholders, which will be held at 4:30 p.m. on September 9, 2002, at the corporate headquarters of Patterson Dental Company, 1031 Mendota Heights Road, St. Paul, Minnesota.

Dividends
The Company has not paid cash dividends on its common stock since the Company's initial public offering in October 1992, and does not anticipate paying any such cash dividend in the future.

Form 10-K
Shareholders who wish to obtain, without charge, a copy of our annual report on Form 10-K, may do so by writing, R. Stephen Armstrong, Executive Vice President, at Patterson Dental Company.





Directors

David K. Beecken (2) (3)
Managing Director
Beecken Petty & Company
Lisle, IL

Ronald E. Ezerski
(Retired) Executive Vice President,
Treasurer and Chief Financial Officer
Patterson Dental Company

Peter L. Frechette (1)
Chairman, President and Chief Executive Officer
Patterson Dental Company

Andre B. Lacy (2) (3)
Chairman, Chief Executive Officer and President
LDI Management, Inc.
Indianapolis, IN

Harold C. Slavkin
Dean
School of Denistry
University of Southern California

Burt E. Swanson (2) (3)
Of Counsel
Briggs and Morgan, P.A.
St. Paul, MN

James W. Wiltz (1)
Vice President,
Patterson Dental Company
President,
Patterson Dental Supply, Inc.

(1) *Member of Executive Committee*
(2) *Member of Audit Committee*
(3) *Member of Compensation Committee*

Executive Officers

Peter L. Frechette
Chairman, President and Chief Executive Officer

R. Stephen Armstrong (1)
Executive Vice President, Treasurer and Chief Financial Officer

James W. Wiltz
Vice President, Patterson Dental Company, and President, Patterson Dental Supply, Inc.

Corporate Officers and Officers of Operating Units

Lynn E. Askew
Vice President
Management Information Systems

Cree Z. Hanna
Vice President
Human Resources

Gary D. Johnson
Vice President, Sales
Patterson Dental Supply, Inc.

Scott R. Kabbes
President
Patterson Technology Center, Inc.

Richard A. Kochmann
Vice President, Marketing
Patterson Dental Supply, Inc.

Matthew L. Levitt
Secretary and General Counsel

R. Reed Saunders
President
Colwell Systems, Inc.

Normand Senecal
President
Patterson Dental Canada Inc.

Jeffrey H. Webster
President
Webster Veterinary Supply, Inc.

1877 – 200





PATTERSON
DENTAL COMPANY





Fiscal 2002 Form 10-K

Dental leadership for 125 years



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 27, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File No. 0-20572

PATTERSON DENTAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0886515 (I.R.S. Employer Identification No.)

1031 Mendota Heights Road
St. Paul, Minnesota 55120
(Address of principal executive offices including Zip Code)

Registrant's telephone number, including area code: (651) 686-1600

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

The aggregate market value of voting stock held by nonaffiliates of the registrant as of July 15, 2002, was approximately $2,002,398,000.

As of July 15, 2002, there were 68,174,282 shares of Common Stock of the registrant issued and outstanding.

Documents Incorporated By Reference

Certain portions of the document listed below have been incorporated by reference into the indicated part of this Form 10-K.

Document Incorporated	Part of Form 10-K
Proxy Statement for 2002 Annual Meeting of Shareholders	Part III

FORM 10-K INDEX

PART I

1. BUSINESS

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K includes forward-looking statements. Reference is made to Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors that May Affect Future Operating Results, for a discussion of certain factors which could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements.

General

Patterson Dental Company ("Patterson" or the "Company") is a value-added distributor serving the North American dental supply and companion-pet (dogs, cats and other common household pets) veterinary supply markets. Unless otherwise indicated, all references to Patterson or the Company include its subsidiaries: Direct Dental Supply Co.; Patterson Dental Canada, Inc.; Patterson Dental Supply, Inc.; Webster Veterinary Supply, Inc.; PDC Funding Company, LLC; Patterson Technology Center Inc.; Colwell Systems, Inc. and Webster Management LP.

In May 1985, the Company's management and certain investors purchased the Company from a subsidiary of The Beatrice Companies, Inc. Patterson became a publicly traded company in October 1992.

The Company historically reported under one operating segment, dental supply. In July 2001, the Company purchased the assets of J. A. Webster, Inc. The acquisition became a reportable business segment of the Company, and now Patterson Dental Company is comprised of two reportable segments, dental supply and veterinary supply. The Company's reportable segments are strategic business units that offer similar products and services to different customer bases.

Dental Supply

As Patterson's largest business, Patterson Dental Supply is one of the two largest distributors of dental products in North America. Patterson Dental Supply, a full-service, value-added supplier to dentists, dental laboratories, institutions, physicians, and other healthcare professionals, provides: consumable products (including x-ray film, restorative materials, hand instruments and sterilization products); advanced technology dental equipment; practice management and clinical software; and office forms and stationery. The Company offers its customers a broad selection of dental products including more than 85,000 stock keeping units ("SKU's") of which approximately 4,000 are private-label products sold under the Patterson name. Patterson Dental Supply also offers customers a full range of related services including dental equipment installation, maintenance and repair, dental office design and equipment financing. The Company markets its dental products and services through over 1,200 direct sales representatives, 253 of whom are equipment specialists.

Founded in 1877, Patterson Dental Supply has over 125 years of experience providing quality service to dental professionals. Net sales of this segment have increased from $165.8 million in fiscal 1986 to $1,280.7 million in fiscal 2002, operating margins have increased every year since fiscal 1985 and profitability has increased from an operating loss in fiscal 1986 to operating income of $138.6 million in fiscal 2002.

According to the American Dental Association, there are over 150,000 dentists practicing in the United States in approximately 120,000 dental practices, representing a fragmented, geographically diverse market. There are approximately 17,000 licensed dentists in Canada according to the Canadian Dental Association. The average general practitioner generated approximately $450,000 in annual revenue in 1999, while the average specialty practitioner produced about $600,000. The Company believes that a dentist uses between 5% and 7% of annual revenue to purchase consumable supplies which translates into between $22,000 and $42,000 of supplies each year. However, dentists generally do not maintain a large supply of inventory on hand.

The Company believes that the underlying structure of the dental supply market is attractive for its role as a value-added full-service distributor. The dental supply market is large and growing and consists of a sizeable geographically dispersed number of fragmented dental practices. Total expenditures for dental services in the United States increased from $13 billion in 1980 to $64 billion in 2001. Domestic dental care expenditures are projected by the Health Care Financing Administration to grow 5% annually, reaching $105 billion by the year 2011. The Company believes that the demand for dental services, equipment and supplies will continue to be influenced by the following factors:

- *Demographics.* The U.S. population grew from 235.1 million in 1980 to 277.8 million in 2001, and is expected to reach 299.9 million by 2010. The median age of the population is also increasing and Patterson believes that older dental patients spend more on a per capita basis for dental services.
- *Dental products and techniques.* Technological developments in dental products have contributed to advances in dental techniques and procedures, including cosmetic dentistry and dental implants.
- *Demand for certain dental procedures.* Demand is growing for preventive dentistry and periodontic (the treatment of gums), endodontic (root canals), orthodontic (braces) and other dental procedures which enable patients to keep their natural teeth longer and improve their appearance.
- *Demand for infection control products.* Greater public awareness and new regulations and guidelines instituted by OSHA, the American Dental Association and state regulatory authorities have resulted in increased use of infection control (asepsis) products such as protective clothing, gloves, facemasks and sterilization equipment to prevent the spread of communicable diseases such as AIDS, hepatitis and herpes.
- *Coverage by dental plans.* An increasing percentage of dental services are being funded by private dental insurance. The Health Care Financing Administration statistics on expenditures for dental services in the United States indicate that private dental insurance paid approximately 50% of the $64 billion in total expenditures for 2001 as compared to approximately 30% of the $13 billion in total expenditures for 1980.

Veterinary Supply

Webster Veterinary Supply is the leading distributor of veterinary supplies to companion-pet (dogs, cats and other common household pets) veterinary clinics in the eastern United States and the third largest nationally. Webster provides products used for the treatment and/or prevention of diseases in companion-pets and, to a lesser extent, equine animals. Founded in 1946 and headquartered in Sterling, Massachusetts, Webster has developed a strong regional brand identity as a value-added, full-service distributor of a virtually complete range of consumable supplies, equipment, diagnostic supplies, biologicals (vaccines) and pharmaceuticals. Webster does not distribute pet foods. Webster's offerings, totaling more than 8,000 products, are sold by over 70 field representatives. In addition to its core business of distributing veterinary products, Webster Veterinary Supply has a significant agency commission business with a few large pharmaceutical manufacturers. Under the agency relationships, the Company typically earns a commission for soliciting orders through its sales force representatives. Webster's agency commissions accounted for approximately 2% of net sales in fiscal 2002. Net sales by this segment in fiscal 2002 were $134.8 million. Operating income totaled $8.5 million.

Similar to the dental supply market, the veterinary supply market is fragmented and geographically diverse. There are approximately 60,000 veterinarians practicing at 21,700 animal health clinics. The vast majority, approximately 65%, of veterinarians work in private animal health clinics specializing in small animals, predominately companion-pets. The average private veterinary practice generates approximately $550,000 of annual revenue. These practices purchase between $80,000 and $120,000 of supplies each year but similar to the dental practitioner do not maintain a large supply of inventory on hand. The typical veterinary practice purchases approximately 80% of its supplies from its top two suppliers. The average purchase of consumables by the veterinary practice is noticeably higher than that of the dental practitioner due predominately to pharmaceutical products which are administered and dispensed by veterinarians.

The Company estimates the market for pharmaceuticals and supplies sold to small animal, companion-pet veterinarians is approximately $2.2 billion on an annual basis. This market breaks down further due to certain manufacturers wanting more influence over the marketing of specific products. Webster estimates that approximately $1.5 billion of the market is served through distributors while the remainder is served through agency relationships between the manufacturers and the distributors (approximately $500 million), or directly by the manufacturer. In the agency relationship, the distributor processes the order to the manufacturer but handles none of the product nor do they bill and collect from the customer. The agency commissions that Webster Veterinary Supply earns range from 4% to 8%, a portion of which is shared with the direct sales personnel.

According to a market study prepared by KMPG LLP for three veterinary professional organizations in 1999, the demand for veterinary services has grown significantly faster than growth in the overall economy. Total expenditures for veterinary services in the United States grew at an inflation adjusted real annual rate of 7.2% from 1980 through 1997, and are projected to grow 5% on a real basis annually, through the year 2015. The companion-pet segment is the fastest growing area of the overall U.S. veterinary supply market. The Company believes this growth is sustainable due to the following favorable factors:

- *Number of households with companion-pets.* The number of households with companion-pets is steadily expanding which increases the demand for veterinary services. Approximately 58.2 million of the 98.9 million households in the United States had at least one companion animal in 1996, representing a penetration of 58.9%. The number of households that had companion animals grew by 3.4 million from 1991 to 1996, with the penetration rate increasing to 58.9% from 57.9%.
- *Veterinary expenditures per household.* A factor that affects the total demand for veterinary services is how actively or regularly pet-owning households seek veterinary care for their pets. The willingness of companion-pet owners to spend more money at the veterinarian is increasing substantially. Between 1991 and 1996, the average expenditure per visit for dog-owning and cat-owning households increased at a compound annual growth rate of 8.1% and 8.2%, respectively.
- *Veterinary products and techniques.* Many new therapeutic and preventive products are being developed for the companion-pet market. Technological developments have resulted in new innovative veterinary products and advances in veterinary services.

For further information on the Company's operating segments and operations by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this document and Note 8 to the Consolidated Financial Statements.

Patterson's Strategy

Patterson's objective is to remain a leading national distributor of supplies, equipment and related services while continuing to improve its profitability and enhance its value to customers. To achieve this objective, Patterson has adopted a strategy of emphasizing its value-added, full-service capabilities, using technology to enhance customer service, continuing to improve operating efficiencies, and growing through internal expansion and acquisitions.

Emphasizing Value-Added, Full-Service Capabilities. The Company believes that its customers value full service and responsive delivery of quality supplies and equipment, in addition to competitive prices. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally a superior sales representative can create a special relationship with the practitioner by providing an education link to the overall industry. The Company's knowledgeable sales representatives assist customers in the selection and purchasing of supplies. In addition, the high quality sales force allows Patterson to offer broader product lines. Most dentists and veterinarians are independent, sole practitioners who are unable to store and manage large volumes of supplies in their offices. Patterson meets its customer's requirements by delivering frequent, small quantity orders rapidly and reliably from its strategically located distribution centers. Equipment specialists and service technicians also support the Company's value-added strategy in the dental supply market. Equipment specialists provide consultation on office design, equipment requirements and financing. The Company's trained service technicians perform equipment installation, maintenance and repair services.

Using Technology, Including the Internet, to Enhance Customer Service. As part of its commitment to providing superior customer service, the Company offers its customers easy order placement. The Company has offered electronic ordering capability to its dental supply segment since 1987 when it first introduced Remote Order Entry (REMO℠). The Company believes that its computerized order entry systems help to establish relationships with new customers and increase loyalty among existing customers. The remote order entry systems permit customers to place orders from their offices directly to Patterson 24 hours a day, seven days a week. Over the years, the Company has continued to introduce new order entry systems designed to meet the varying needs of its customers. Today the Company offers five systems to the dental supply segment, REMO℠, Pattersondental.com, PDXpress®, PassPort℠ Plus and eMAGINE℠. These systems are used by customers as well as the Company's sales force. Over the years, the number of orders transmitted electronically has grown steadily to approximately 53% of Patterson's consumable dental product volume or $390.9 million in fiscal year 2002.

The goal of the Company's Internet strategy is to distribute information and service related products over the Internet to enhance customers' practices and to increase sales force productivity. During the past year, the Company augmented its Internet system, and launched an enhanced system, Pattersondental.com in November 2001. The new Internet environment includes enhanced order entry, access to *"Patterson Today"* articles, manufacturers' product information, and an office design application. Additionally, Patterson utilizes a tool, InfoSource, to provide real time customer and Company information to the Company's sales force, managers and vendors via the Internet.

For those dental customers not using the Internet, the Company offers four alternative products. REMO℠ gives customers direct and immediate ordering access through a personal computer to a database containing Patterson's complete inventory. PDXpress® is a handheld order entry system that eliminates handwritten order forms by permitting a user to scan a product bar code from an inventory tag system or from Patterson's bar-coded catalog. PassPort℠ Plus is a smart phone which incorporates automated ordering and bar code scanning with credit card processing. In fiscal 2002, the Company introduced its newest order entry system, eMAGINE℠. eMAGINE℠ has become the standard platform for the sales representative and includes many new features and upgrades including: up to three years of order history for the customer's reference, faster searches for products and reports, order tracking, instant information on monthly product specials, descriptions and photographs of popular products and an electronic custom catalog, including a printable version with scanable bar codes. These systems, including eMAGINE℠, are provided at no additional charge to customers who maintain certain minimum purchase requirements.

In May 2002, the Company introduced eMAGINE℠ to the sales force calling on the veterinary supply market. The Company plans to make the system available to veterinary customers in fiscal 2003. Webstervet.com, the Company's website for the veterinary supply market, does not currently include e-commerce capabilities. Longer-term the Company plans to implement a strategy in the veterinary market similar to the dental market with multiple order entry systems that suit a variety of customers' needs.

Continuing to Improve Operating Efficiencies. Patterson continues to implement programs designed to improve operating efficiencies and allow for continued sales growth over time. These programs include enhancing its management information and product handling systems and consolidating its distribution centers to improve product availability and to reduce redundancies in personnel, equipment and certain inventories. In addition, by offering its electronic order entry systems to customers, Patterson enables its sales representatives to spend more time with existing customers and to call on additional customers. Recently, the Company launched its new InfoSource program, a web-based system that disseminates key sales information, customer purchasing trends and other administrative reports to the Company's dental sales force and branch managers. InfoSource allows dental sales representatives to more effectively and efficiently market the Company's broad product line while enabling branch managers to increase their productivity. The Company has also improved operating efficiencies by converting its communications architecture to faster, higher capacity data lines that combine voice and data transmissions while reducing overall communication costs. During fiscal 2003, the Company plans to implement a new field service management tool for its technical service operations. This new tool will allow the Company to fundamentally change its technical service business processes improving the Company's ability to coordinate the actions of its service technicians and enhancing customer service while reducing the overall cost of operations. By leveraging Patterson's existing national distribution network, the Company has begun to implement a growth strategy in the veterinary supply market without significant new investments in physical infrastructure. In addition, many of the tools and capabilities available in the dental segment can be integrated into the veterinary segment. As a result, the Company expects to continue to improve its operating leverage and efficiencies going forward.

Growing Through Internal Expansion and Acquisitions. The Company intends to continue to grow by opening additional sales offices, hiring established sales representatives, hiring and training college graduates as territory sales representatives, and acquiring other distributors in order to enter new markets and expand its customer base. The Company believes that it is well positioned to take advantage of expected continued consolidation in both the dental and veterinary distribution industries. Over the past 15 years the Company has made the following acquisitions:

Dental distribution acquisitions in the United States

- In August 1987, Patterson acquired the D.L. Saslow Co., which at the time was the third largest distributor of dental products in the United States. Between 1989 and 2002, Patterson acquired certain assets of 24 smaller dental dealers throughout the United States. During fiscal 2002, the Company acquired Thompson Dental Company of Columbia, SC, a leading value-added distributor of dental supplies, equipment and services in the mid-Atlantic and southeastern U.S. Thompson ranked among the 10 largest dental distributors in the country.

Dental distribution acquisitions in Canada

- In October 1993, the Company completed the acquisition of Healthco International, Inc.'s Canadian subsidiary, Healthco Canada, Inc. In August 1997, the Company acquired Canadian Dental Supply Ltd. which expanded the Company's market share in British Columbia, Alberta, Saskatchewan and Ontario. As a combined operation known as Patterson Dental Canada Inc., this subsidiary, which the Company believes is one of the two largest full-service dental products distributors in Canada, employs approximately 476 people, 131 of whom are sales representatives. In July 2002, the Company acquired Distribution Quebec Dentaire, Inc., which expanded the Company's market share in Quebec.

Printed office products acquisitions

- In October 1996, the Company acquired the Colwell Systems division of Deluxe Corporation. Colwell Systems produces and sells a variety of printed office products used in medical and dental offices. In February 1999, the Company acquired Professional Business Systems, Inc. (PBS), Colwell's largest supplier, to expand production capacity.

Software acquisitions

- In July 1997, the Company acquired EagleSoft, Inc., a developer and marketer of Windows®-based practice management software for dental offices. EagleSoft is located in Effingham, Illinois. In September 2000, the Company acquired eCheck-up.com, a web-based, value-added service that complements and expands the Company's current product offerings to the front office of the dental practice. eCheck-up.com is an Internet service that provides on-line payroll, human resources, payables processing and benchmarking services to subscribing dental customers through its website. Most recently, the Company purchased Modern Practice Technologies, a company which provides custom computing solutions to the dental industry. This acquisition will help Patterson to position itself to provide all of the custom hardware and networking required for interfacing the entire dental office.

Veterinary acquisitions

- In July 2001, the Company acquired the assets of J. A. Webster, Inc. the leading distributor of veterinary supplies to companion-pet veterinary clinics in the eastern United States and the third largest nationally. Webster is an excellent strategic fit with Patterson's core competencies in value-added distribution. Like Patterson, Webster serves a large, fragmented market with similar growth and customer characteristics and has an ingrained sales culture that emphasizes customer relationships and unparalleled customer service. Webster will enable Patterson to capitalize upon a significant growth opportunity in the companion-pet veterinary supply market.

The Company has operations in the U.S. and Canada and conducts business in two segments, dental supply and veterinary supply. The veterinary segment operates entirely in the U.S. Each segment provides similar products albeit to different customer bases. The following table sets forth the principal categories of products offered by the Company:

	2002	2001	2000
Consumable and Printed Products	64%	63%	63%
Equipment and Software	28	28	28
Other(1)	8	9	9
Total	100%	100%	100%

(1) Consists of other value-added products and services.

Consumable and Printed Products

Dental Supplies. Patterson offers a broad product line of consumable dental supplies such as x-ray film and solutions; impression materials; restorative materials (composites and alloys); hand instruments; sterilization products; infection control products such as protective clothing, gloves and facemasks; paper, cotton and other disposable products; toothbrushes and a full line of dental accessories including instruments, burs, and diamonds. Patterson markets its own private label line of dental supplies including anesthetics, instruments, preventive and restorative products, and cotton and paper products. Compared to most name brand supplies, the private label line provides lower prices for the Company's customers and higher margins for the Company.

Veterinary Supplies. Webster offers its customers a broad selection of veterinary supply products including consumable supplies, pharmaceuticals, diagnostics, and biologicals. Consumable supplies distributed by Webster include lab supplies, various types and sizes of paper goods, needles and syringes, gauze and wound dressings, sutures, latex gloves, orthopedic and casting products. Webster's pharmaceutical products are FDA licensed products including anesthetics, antibiotics, injectables, ointments and neutraceuticals. The diagnostics product category includes on-site testing products for heartworm, FIV, FELV and Parvo virus. Biological products are comprised of vaccines and injectables.

Printed Products. The Company provides a variety of printed products, office filing supplies, and practice management systems to office-based healthcare providers including dental, medical and veterinary offices. Products include custom printed products, insurance and billing forms, stationery, envelopes and business cards, labels, file folders, appointment books and other stock office supply products. Products are sold through three channels:

- The Company's dental supply sales force
- The Company's veterinary supply sales force
- Catalogs distributed to over 150,000 customers several times a year

All three channels are supported by a telemarketing staff located in Champaign, Illinois. Orders are received by telephone, through the mail or electronically from the dental distribution order processing system.

Equipment and Software

Dental Equipment. Patterson offers a wide range of dental equipment products including x-ray machines, high- and low-speed handpieces, dental chairs, dental handpiece control units, diagnostic equipment, sterilizers, dental lights and compressors. The Company also distributes newer technology equipment that provides customers with the tools to improve productivity and patient satisfaction. Examples of such innovative and high-productivity products include the CEREC® product family, a chair-side restoration system; air abrasion systems; digital x-rays; and the Triangle Sterilization Center.

Veterinary Equipment. Equipment sold by Webster generally consists of machines for hospital or general surgery use. Equipment sales accounted for about 4% of veterinary segment sales in fiscal 2002.

Software. The Company develops and markets practice management and clinical software for dental professionals. Products include software for scheduling, billing, charting and storage/retrieval of digital images. The Company also sells software products developed by third parties including Sidexis by Sirona, Dimax2 by Planmeca and VixWin by Gendex. These value-added products are designed to help achieve office productivity improvements which translates into higher profitability for the customer. To support its customers as they continue to integrate newer technology into their dental practice, the Company established the Patterson Technology Center at EagleSoft to assist customers with problems or questions related to digital software integration. A key element of the Company's strategy is to provide seamless integration of digital imaging products with practice management software so that customers can quickly store, retrieve and transfer images. Beginning in fiscal 2001, the Company aligned its EagleSoft sales force to report directly to Patterson's sales offices. As Patterson Technology Representatives, they team with other sales representatives and are responsible for selling digital products as well as software. Management believes this alignment enables the Company to more fully capitalize on market demand and based on results over the past two fiscal years believes the alignment was a sound decision.

Hardware. In fiscal 2002, the Company began to offer custom hardware and networking solutions required for interfacing the entire dental office to a select number of its customers. The testing completed during the year was successful and a complete rollout is underway and should be completed in all markets by the latter half of fiscal 2003. This initiative marks another step in Patterson's overall strategy of providing customers with the convenience and cost-effectiveness of a virtually complete range of products and value-added services.

Other

Software Services. The Company offers a variety of services to complement its software products such as service agreements, electronic claims processing and billing statement processing. These services provide value to customers by allowing them to receive payments more rapidly while obtaining greater productivity.

Equipment Installation, Repair and Maintenance. To keep their practices running efficiently, dentists require reliable performance from their equipment. All major equipment sold by Patterson includes installation and Patterson's 90-day labor warranty at no additional charge. Patterson also provides complete repair and maintenance service for all dental equipment, whether or not purchased from Patterson, including 24-hour handpiece repair service. Over 900 Patterson service technicians call on dental offices throughout the United States and Canada. A computerized scheduling, tracking and billing system documents and instantly retrieves customer repair histories, and helps Patterson to keep frequently needed repair items in inventory.

Dental Office Design. Patterson provides dental office layout and design services through the use of Patterson's own computer-aided design (CAD) program. Equipment specialists can create original or revised dental office blueprints in a fraction of the time required to produce conventional drawings. Customers purchasing major equipment items receive dental office design services at no additional charge.

Equipment Financing. The Company provides a variety of options to fulfill its customers' financing needs. For qualified purchasers of equipment, the Company will arrange financing for the customer through Patterson or a third party, or will arrange a leasing program with an outside party. These alternatives allow the Company to offer its customers convenience while still meeting their diverse financing needs. In fiscal 2002, the Company originated over $166 million of equipment finance contracts.

Equipment leasing is provided by Banc of America Vendor Finance, a unit of BankAmerica, pursuant to an agreement entered into in July 1993. Applications for financing originated by the Company are reviewed by Banc of America Vendor Finance, which upon approval may purchase the equipment and lease it to the customer or purchase an installment sale contract from the Company without recourse. In November 1998, Patterson entered into a finance referral agreement with The Matsco Companies. Referral fees are received for financing contracts that are initiated by Patterson. There are no recourse provisions under this agreement. These institutions service the accounts.

To meet the needs of its customers, the Company also initiates installment contracts (chattell mortgages) which had historically been sold under a combined purchase agreement and revolving credit facility with a group of banks led by U.S. Bank National Association. The banks committed to purchase from the Company, on a limited recourse basis, the Company's installment sale contracts secured by dental equipment. The combined contract purchase agreement and unsecured revolving credit facility with the banks allowed for a maximum credit line of $125 million, which had been fully utilized at April 27, 2002.

In June 2002, the Company created a special purpose entity ("SPE"), PDC Funding Company, LLC, a wholly-owned subsidiary, and entered into a new Receivables Purchase Agreement with a commercial paper conduit managed by Bank One, N. A. The Company transfers on an on-going basis a majority of its installment sale contracts to the SPE. In turn, the SPE sells the contracts to the commercial paper conduit administered by Bank One. This is a one-year agreement, renewable annually, with a current limit of $200 million of contract purchases.

In addition, the Company renegotiated its agreement with U. S. Bank National Association. Under the new contract, the Company has a $50 million contract purchase facility with no revolving credit line.

The Company continues to service the accounts under both of the preceding arrangements.

Sales and Marketing

During fiscal 2002, the Company sold products to over 125,000 customers in the U.S. and Canada who made one or more purchases of supplies during the year. The Company's customers include dentists, veterinarians, laboratories, institutions and other healthcare professionals. No single customer accounted for more than 1% of sales during fiscal 2002, and Patterson is not dependent on any single customer or geographic group of customers. The Company's sales and marketing efforts are designed to establish and improve customer relationships through personal interaction with its sales representatives and frequent direct marketing contact, which underscores the Company's value-added approach.

A primary component of the Company's value-added approach is its sales force. Due to the fragmented nature of both the dental and veterinary supply markets, Patterson believes that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an education link to the overall industry, assist practitioners in selecting and purchasing products and help customers efficiently manage their supply inventory. Each representative works within an assigned sales territory under the supervision of a sales manager. Sales representatives are all Patterson employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist its sales representatives, the Company publishes a variety of catalogs and fliers containing product and service information. The Company's dental customers receive a full-line product catalog containing over 24,000 inventoried items. Veterinary customers receive a parallel catalog which contains the approximately 8,000 SKU's offered to the veterinary market. These catalogs include detailed descriptions and specifications of products and are utilized by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high-demand items such as infection control products are promoted through merchandise fliers printed and distributed bimonthly to the dental supply market and monthly to the veterinary supply market. In addition, dental equipment sold by the Company is featured in the Company's tri-yearly publication, *Patterson Today,* which also includes articles on dental office design, trends in dental practice, products and services offered by Patterson, and information on equipment maintenance.

To enhance the total value it brings to its customers, the Company created value-added benefit programs for its preferred customers. The Patterson Plus℠ program entitles its best dental customers to priority technical services, automated supply management systems at no charge, a variety of product discounts and reduced rates on financial, practice management and technical services. For its preferred veterinary customers, the Company offers the Webstar Plus program. Membership rewards include an assortment of benefits such as reduced finance rates and deferred billing terms for equipment purchases, in-depth business reports and product discounts.

Distribution

The Company believes that responsive delivery of quality supplies and equipment is a key element to providing complete customer satisfaction.

The Company ships dental consumable supplies from 10 strategically located distribution centers in the U.S. and Canada. Orders for consumable dental supplies can be placed by telephone or electronically 24 hours a day, seven days a week. Printed office products are shipped from the Company's manufacturing facilities in Illinois.

Veterinary supplies are shipped from 6 distribution centers. Orders can be placed by salesperson, telephone, fax or mail. Tele-sales representatives are responsible for processing approximately 65% of customers' orders in this segment.

All orders are routed through the Company's centralized computer ordering, shipping and inventory management systems, which are linked to each of the Company's strategically located distribution centers. If an item is not available in the distribution center nearest to the customer, the computer system automatically directs shipment of the item from another center. Rapid and accurate order fulfillment is another principal component of the Company's value-added approach. The Company estimates that 98% of its consumable goods orders are shipped complete within 24 hours.

In order to assure the availability of the Company's broad product lines for prompt delivery to customers, the Company must maintain sufficient inventories at its distribution centers. Purchasing is centralized by segment and inventory levels are managed by the purchasing departments using a real-time perpetual inventory system. The Company's inventory consists mostly of consumable supply items. By utilizing its computerized inventory management and ordering systems, the Company is able to accurately predict inventory turns in order to minimize inventory levels for each item.

The Company's 99 dental sales offices are generally configured with display areas where the latest dental equipment can be demonstrated. Dental equipment inventory is generally custom ordered and is staged at the Company's sales offices before delivery to dental offices for installation. About 50% of veterinary equipment is custom ordered and drop shipped from the manufacturer to the customer. The balance of veterinary equipment is distributed in a fashion similar to consumable supplies.

Sources of Supply

Effective purchasing is a key strategy the Company has adopted in order to achieve its objective of continuing to improve profitability. The Company has a program to effectuate electronic data interchange (EDI) with its major vendor partners. In fiscal 2002, the Company processed 55% of its dental vendor invoices using EDI capabilities. In addition, 42% of Patterson's dental purchase order volume was conducted employing EDI, which represented 69% of dental purchase order dollars placed during the fiscal year. Utilizing EDI allows the Company to improve efficiencies and reduce administrative costs.

The Company obtains products from approximately 1,300 vendors. In addition, the Company has exclusive distribution agreements with several quality dental equipment manufacturers including Sirona on the CEREC®, Triangle for sterilization centers, and Schick Technologies for digital x-rays. The Company is the only national dealer for A-dec equipment, including chairs, units and cabinetry. Within the veterinary segment, the Company has several geographic distribution agreements with certain large manufacturers like Tristate for blue vials and Securos for cruciate repair. These agreements can generally be characterized as having limited rather than exclusive geographic territories.

While the Company makes purchases from many suppliers and there is generally more than one source of supply for most of the categories of products sold by the Company, the concentration of business with key suppliers is considerable. In fiscal 2002, the Company's top 10 dental supply vendors and single largest vendor accounted for approximately 45% and 12%, respectively, of the cost of dental products sold. Likewise, the Company's top 10 veterinary supply manufacturers and single largest manufacturer comprised 63% and 20% of the Company's cost of veterinary supply sales.

Competition

The highly competitive U.S. dental products distribution industry consists principally of national, regional and local full-service distributors and mail-order distributors. The dental supply market is extremely fragmented. In addition to Patterson and one other national, full-service firm, Henry Schein, Inc., there are at least 19 full-service distributors which operate on a regional level, and hundreds of small local distributors. Also, some manufacturers sell directly to end-users, and thereby eliminate the role of the Company.

Within the "companion-pet" market segment, competitors range from small local distributors to large national and regional full-service companies, and to a lesser extent mail order distributors or buying groups. Webster estimates that of the total market for companion veterinary supplies, approximately 11% is purchased directly from pharmaceutical manufacturers, 23% is purchased through agency relationships and the remainder is purchased through distributors.

The Company believes that it differentiates itself from its competition based primarily on its value-added strategy of premium customer service, a qualified and motivated sales force, experienced service technicians, breadth and mix of products and services, accurate and timely delivery, strategic location of sales offices and distribution centers, and competitive pricing.

The Company also experiences competition in Canada. Principal competitors include two national, full-service dental distributors, Ash Temple and Arcona, a division of Henry Schein, Inc. The Company believes it competes in Canada on essentially the same basis as in the United States.

Trademarks

Patterson has registered with the United States Patent and Trademark Office the marks "Patterson" and "PDXpress". The Company believes that the Patterson mark is well recognized in the dental products industry and by dental professionals, and is therefore a valuable asset of the Company. The Company also claims rights in the mark "eMAGINE".

Employees

As of April 27, 2002, the Company employed 4,637 people in the United States and Canada on a full-time basis. Patterson has not experienced a shortage of qualified personnel in the past, and believes that it will be able to attract such employees in the future. None of Patterson's employees is subject to collective bargaining agreements or represented by a union. The Company considers its relations with its employees to be good.

Governmental Regulation

The marketing, distribution and sale of certain products sold by the Company are subject to the requirements of various state, local and federal laws and regulations. The Company is subject to regulation by the Food and Drug Administration, U. S. Department of Agriculture, OSHA and the Drug Enforcement Administration. Among the federal laws which impact the Company are the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and distribution of drugs and medical devices, and which requires the Company to be registered with the Federal Food and Drug Administration, and the Safe Medical Devices Act of 1990, which imposes certain reporting requirements on distributors in the event of an incident involving serious illness, injury or death caused by a medical device. In addition, the Company is required to be licensed as a distributor of drugs and medical devices by each state in which it conducts business. Several State Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products within their jurisdiction. The Company believes that it is in substantial compliance with all of the foregoing laws and that it possesses all licenses required in the conduct of its business.

Executive Officers of the Registrant

Set forth below are the names, ages and positions of the executive officers of the Company as of June 30, 2002.

Name	Age	Position
Peter L. Frechette	64	President, Chief Executive Officer, and Director — Patterson Dental Company
R. Stephen Armstrong	51	Executive Vice President, Chief Financial Officer and Treasurer — Patterson Dental Company
James W. Wiltz	57	Vice President and Director — Patterson Dental Company and President — Patterson Dental Supply, Inc.
Cree Z. Hanna	46	Vice President, Human Resources — Patterson Dental Company
Lynn E. Askew	40	Vice President, Management Information Systems — Patterson Dental Company
Gary D. Johnson	55	Vice President, Sales — Patterson Dental Supply, Inc.
R. Reed Saunders	54	Vice President — Patterson Dental Supply, Inc. and President — Colwell Systems, Inc.
Richard A. Kochmann	50	Vice President, Marketing — Patterson Dental Supply, Inc.
Normand Senecal	57	President — Patterson Dental Canada, Inc.
Jeffrey H. Webster	40	President — Webster Veterinary Supply, Inc.
Scott R. Kabbes	41	President — Patterson Technology Center, Inc.

The officers of the Company are elected annually and serve at the discretion of the Board of Directors. None of the Company's officers is employed pursuant to a written employment contract.

Background of Executive Officers

Peter L. Frechette has been President and Chief Executive Officer of the Company since September 1982 and has been a director of Patterson since March 1983. Prior to joining Patterson, Mr. Frechette was employed by American Hospital Supply Corporation for 18 years, the last seven of which he served as president of its Scientific Products Division. Mr. Frechette is also a director of FinishMaster, Inc.

R. Stephen Armstrong was elected Executive Vice President, Treasurer and Chief Financial Officer of the Company effective July 31, 1999. Prior to joining Patterson, Mr. Armstrong had been an Assurance Partner with Ernst & Young LLP. Ernst & Young LLP is currently the Company's independent public auditor.

James W. Wiltz has been a Vice President of the Company since 1986 and has been employed by Patterson since September 1969, initially as a territory sales representative. In 1980, Mr. Wiltz was appointed Vice President of the Midwestern Division and was appointed Vice President, Sales and Distribution in 1986. In 1996, Mr. Wiltz became President of the Company's subsidiary, Patterson Dental Supply, Inc. He was appointed to the Board of Directors in March 2001.

Cree Z. Hanna joined Patterson Dental Company in June of 2002. Prior to joining Patterson, Ms. Hanna provided human resource consulting support to various organizations and served as Senior Vice President, Human Resources at U. S. BANCORP for approximately 9 years.

Lynn E. Askew became Vice President, Management Information Systems, on September 1, 1999. Mr. Askew joined Patterson in 1994 as Manager, Distributed Systems, and was promoted to Director, Systems and Development in 1996. Prior to joining Patterson, Mr. Askew provided advanced technology consulting and project management services to various organizations, including Patterson.

Gary D. Johnson has been Vice President, Sales, of Patterson Dental Supply, Inc. since October 1996. Mr. Johnson has served in various sales and management positions since he joined the Company in August 1981.

R. Reed Saunders has been a Vice President of Patterson Dental Supply, Inc. since March 1997 and is President of its Colwell Systems division. Prior to joining Patterson, Mr. Saunders spent 15 years with American Express Company as Senior Vice President — Chief Marketing Officer of its division, American Express Financial Advisors.

Richard A. Kochmann was promoted to Vice President, Marketing, of Patterson Dental Supply, Inc. in November 2000. Mr. Kochmann began his career with Patterson in 1980 as a college representative and has held various sales and management positions within the Company. Normand Senecal has been President of the Company's Canadian subsidiary Patterson Dental Canada Inc., since it was acquired from Healthco International, Inc. in 1993.

Jeffrey H. Webster has been President of Webster Veterinary Supply, Inc., since its acquisition by Patterson in July 2001. Mr. Webster held various management positions with J. A. Webster, Inc. since 1984. At the time the company was acquired, Mr. Webster was President of J. A. Webster, Inc.

Scott R. Kabbes is President of Patterson Technology Center, Inc., and has been President of the Company's EagleSoft division since its acquisition by the Company in July 1996.

2. PROPERTIES

The Company owns its principal executive offices in St. Paul, Minnesota.

The Company has 12 dental and 6 veterinary distribution centers. Sales and administrative personnel for the veterinary segment reside within the distribution facilities. Distribution facilities are located in Alabama, California, Florida, Illinois, Indiana, Iowa, Massachusetts, North Carolina, Pennsylvania, South Carolina, Texas, Washington and Canada. The Company owns approximately 55%, or 344,500 square feet, of the total distribution space and the balance is leased.

The Company's dental segment also maintains sales and administrative offices inside the United States at 90 locations in 45 states and outside the United States at 11 locations in Canada. All of these locations, except one, are leased. The Company has two owned manufacturing facilities used to produce the printed office products.

In management's opinion, all buildings, machinery and equipment are in good condition, suitable for their purposes and are maintained on a basis consistent with sound operations. Currently, the Company does not have substantial idle facilities.

3. LEGAL PROCEEDINGS

The Company has been involved in various product-related and employment-related legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of dental products manufactured by third parties and distributed by the Company. The Company believes that if any such product liability cases are determined in favor of the claimants, the manufacturers of such products would have primary responsibility for any damages because Patterson is a distributor of finished goods manufactured by third parties. In the event a manufacturer of a defective product is unable to pay a judgment for which the Company may be jointly liable, the Company could have liability for the entire judgment.

Among the product liability cases in which the Company is currently a defendant, sixteen involve claims by healthcare workers claiming damages from allergic reactions from exposure to latex gloves distributed by the Company. In each of these cases the Company acted as a distributor of "Patterson" private label gloves manufactured by third parties, as well as gloves bearing the brand names of other suppliers. In each of these cases the Company intends to seek indemnification from or assert claims against the glove manufacturers pending completion of product identification.

Since May 1985 the Company has maintained product liability insurance coverage for any potential liability for claims arising out of products sold by the Company. The Company believes that any liabilities which might result from pending cases and claims relating to events occurring after May 1985 would be adequately covered by such insurance and that any unfavorable results in such cases would not have a material adverse effect on the Company's business or financial condition. With respect to claims relating to events occurring prior to May 1985, the agreement providing for the acquisition of Patterson from The Beatrice Companies, Inc. provides that Beatrice and its successors are obligated to indemnify the Company for losses exceeding a litigation reserve established at the time of the acquisition plus $200,000. The successor to Beatrice has not been asked to indemnify the Company regarding any pending cases and has not contested its obligation to indemnify the Company. Although the Company has insurance coverage for product liability claims relating to events occurring after May 1985 and may be entitled to indemnification from third parties under certain circumstances, any additional litigation could have a material adverse effect on the Company's business or financial condition in the future.

4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the Company's shareholders during the three-month period ended April 27, 2002.

5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades on the Nasdaq Stock Market® under the symbol "PDCO".

The following table sets forth the range of high and low sale prices for the Company's common stock for each full quarterly period within the two most recent fiscal years. Sales prices are adjusted for the two-for-one stock split on June 13, 2000. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
Fiscal 2002		
First Quarter	$37.24	$30.00
Second Quarter	$38.53	$31.00
Third Quarter	$42.05	$34.12
Fourth Quarter	$47.48	$38.86
Fiscal 2001		
First Quarter	$26.94	$21.44
Second Quarter	$31.00	$18.75
Third Quarter	$34.38	$26.06
Fourth Quarter	$33.88	$29.13

On July 15, 2002, the number of holders of record of common stock was 3,158. The transfer agent for the Company's common stock is Wells Fargo Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, Minnesota, 55075-0738, telephone: (651) 450-4064.

The Company has not paid any cash dividends on its common stock since its initial public offering in 1992 and expects that for the foreseeable future it will follow a policy of retaining earnings in order to finance the continued development of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

On April 2, 2002, 332,989 unregistered shares of the Company's common stock were issued in reliance on Regulation D of the Securities Act of 1933. The shares were issued as part of the consideration paid by the Company for the outstanding stock of Thompson Dental Company. See also, Note 3 to Notes to Consolidated Financial Statements on page 30 of this Form 10-K.

6. SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts)

	Fiscal Year Ended				
	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998
Statement of Operations Data:					
Net sales	$1,415,515	$1,156,455	$1,045,883	$883,268	$782,284
Cost of sales	921,335	747,301	678,766	571,698	505,069
Gross margin	494,180	409,154	367,117	311,570	277,215
Operating expenses	347,000	294,039	269,658	234,098	212,833
Operating income	147,180	115,115	97,459	77,472	64,382
Other income — net	5,043	7,081	5,540	2,239	1,324
Income before income taxes	152,223	122,196	102,999	79,711	65,706
Income taxes	56,933	45,721	38,527	29,815	24,937
Net income	$ 95,290	$ 76,475	$ 64,472	$ 49,896	$ 40,769
Earnings per share — diluted(1)	$ 1.40	$ 1.13	$ 0.95	$ 0.75	$ 0.61
Weighted average shares and potentially dilutive shares outstanding(1)	68,201	67,763	67,544	66,993	66,325
Dividends per common share	—	—	—	—	—
Balance Sheet Data:					
Working capital	$ 331,413	$ 310,046	$ 238,502	$187,952	$133,256
Total assets	718,376	549,180	451,976	373,250	316,373
Total debt	976	990	1,719	2,097	7,202
Stockholders' equity	514,360	408,515	330,470	265,199	210,303

(1) Amounts are adjusted for a two-for-one stock split on June 13, 2000.

7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Historically the Company's effective strategy for growth focused on internal growth complemented by the acquisition of smaller dental distributors and businesses offering dental related products and services. In 2002, the Company expanded its strategy to take advantage of a parallel growth opportunity in the veterinary supply market by acquiring the assets of J. A. Webster, Inc. With its entrance into the veterinary supply market, the Company began operating in two reportable segments in 2002, dental supply and veterinary supply.

Traditionally, Patterson established certain operating goals for the dental segment which included increasing net sales four percentage points faster than the average industry growth rate, which it believes is 7% to 9%, and targeted a 50 basis point improvement in its operating margin with net income growth between 18% and 20%. The Company achieved these goals in its dental business in 2002. On a consolidated basis, however, the Company achieved a 40 basis point expansion in its operating margin due to the lower operating margins of the veterinary supply business during the year. The Company believes that over a reasonable period of time it will be able to improve upon the veterinary segment operating margins.

The historical operating performance of the veterinary supply business is somewhat different than the dental business. Gross margins in the veterinary business are typically in the lower to mid 20's compared to the mid 30's for the dental business. The operating expense rate is also lower in the veterinary business than in the dental business. These disparities have had a fairly dramatic impact on the Company's operating ratios in 2002 as is highlighted in the discussion that follows.

Results of Operations

The following table summarizes the results of operations over the past three fiscal years as a percent of sales:

	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of sales	65.1%	64.6%	64.9%
Gross margin	34.9%	35.4%	35.1%
Operating expenses	24.5%	25.4%	25.8%
Operating income	10.4%	10.0%	9.3%
Other income	0.3%	0.6%	0.5%
Income before taxes	10.7%	10.6%	9.8%
Income taxes	4.0%	4.0%	3.6%
Net income	6.7%	6.6%	6.2%

Fiscal 2002 Compared to Fiscal 2001

Net Sales. Net sales for the year totaled $1,415.5 million a 22.4% increase from $1,156.5 million reported in fiscal 2001. The Company's sales growth reflected solid performance across all product categories combined with $141.5 million of incremental sales from acquisitions.

Dental supply sales increased 10.7% for the fiscal year led by a 14.9% increase in equipment and software sales. The Company experienced double digit growth rates across most equipment product lines. Software sales were particularly robust growing 32% illustrating the success of a new marketing strategy launched during fiscal 2002. Sales for the year were also helped by an 8.8% increase in consumable dental supplies. Consumable dental supply sales were paced by a 10.0% increase in the U. S. dental market reflecting the continued expansion of the Company's sales force and customer base. Sales of other dental products and services, consisting of parts, technical service, software support and insurance e-claims, grew 10.7% during fiscal 2002. Dental acquisitions, principally Thompson Dental Company ("Thompson"), added about $6.7 million to net sales and accounted for .6 percentage points of the 14.9% sales growth. Thompson was acquired for approximately $21 million in cash and stock, and is expected to contribute sales of more than $50 million on an annualized basis, making it Patterson's second largest dental acquisition. Thompson is expected to become accretive to earnings in the latter half fiscal 2003. In fiscal 2002, dental acquisitions contributed approximately 2 percentage points to the overall sales growth rate.

Canadian sales were up almost 10% for the year in local currencies due primarily to strong equipment sales. Currency exchange rates negatively impacted results reducing reported sales by approximately $3.5 million.

On a proforma basis, veterinary net sales increased approximately 10% year-over-year. However, sales on a comparable basis increased approximately 9%. This gives effect to the conversion of a product group from distribution status to an agency arrangement at the beginning of calendar year 2001. Comparable basis sales performance also excludes the introduction of ProHeart-6®, a new heart worm medication from Fort Dodge Animal Health that was introduced during fiscal 2002. Including ProHeart-6®, comparable basis sales increased 18%.

Gross Margin. The gross margin for the historical dental business was better than last year by 60 basis points benefiting from, among other things, improved point-of-sale margins in sundries, favorable changes in product mix, and improvement in the Colwell gross margins as this product group recognized results from its realignment efforts. Veterinary gross margins of 24.9% were consistent with management's expectations. Gross margins on the veterinary supply business are lower than those on the dental operations as a result of pharmaceutical products, which carry lower margins. Reflecting this combination of factors, the Company's consolidated gross margin for fiscal 2002 declined to 34.9% from 35.4% in fiscal 2001.

Operating Expenses. Operating expenses for the year increased 18% to $347.0 million up from $294.0 million reported a year earlier. As a percent of sales, operating expenses declined 90 basis points year-over-year. The dental operating expense rate improved 30 basis points despite higher insurance costs. The dental supply business achieved this reduction through a variety of cost containment initiatives and improved operating leverage. Fiscal year 2002 operating expenses as a percent of sales also reflects Webster Veterinary Supply, providing a favorable year-over-year impact of approximately 60 basis points after the amortization of certain intangible assets. The veterinary operation has a lower operating expense rate than the historical dental operation due primarily to not having the infrastructure of a technical service business.

Operating Income. Operating income increased 27.9% to $147.2 million up from $115.1 million a year ago. As a percent of sales, operating income increased 40 basis points to 10.4%. Dental supply operating income increased 20.4% and as a percent of sales improved 90 basis points. Veterinary supply operating income was $8.5 million.

Other Income. Other income, net of expenses, was $5.0 million for fiscal 2002, a $2.0 million or 28.8% decline compared to fiscal 2001. The decrease resulted from lower yields on investment balances and reduced investable cash levels due to acquisitions.

Income Taxes. The effective income tax rate at 37.4% remained the same as last year.

Net Income. Net income increased to $95.3 million, or 24.6% due to the factors discussed above.

Earnings Per Share. Diluted earnings per share increased to $1.40 versus $1.13 reported a year ago, a 27 cent or 23.9% increase over a year ago. The acquisition of J. A. Webster, Inc. added approximately $0.04 per diluted share to the Company's consolidated net earnings in fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

Net Sales. Sales for the year increased 10.6% to $1,156.5 million from $1,045.9 million in fiscal 2000. Results for fiscal 2001 are based on a 52-week year versus 53 weeks in fiscal 2000. Excluding the impact of the additional week in fiscal 2000, sales increased 13%. Sales of dental equipment were the Company's principal sales growth driver during the fiscal year increasing 18% on a comparable basis. Equipment sales were fueled by sales of new generation dental equipment and solid performance from the Company's core dental equipment lines. Acquisitions added approximately 2% or $23.8 million to the overall sales increase. Sales references in parentheses in the following discussion exclude the impact of the additional week. Sales of consumable dental supplies, including printed office products increased 8.1% (10%) for the year paced by the US dental market where consumable sales increased 10.4% (13%). A nominal increase in the Canadian market and a 4.2% (2%) decline in printed office products tempered consumable sales growth in fiscal 2001. Printed office product sales to the dental market increased in step with consumable dental supplies. However, total printed office product sales were lower than last year due to reduced sales to the non-dental markets. Equipment and software sales grew 15.4% (17%). The Company experienced double-digit sales growth in most equipment product offerings in the U.S. dental market. Sales of clinical software units grew with digital equipment, but total software unit sales declined in fiscal 2001 due to reduced sales of front-office practice management software. Sales of practice management software were enhanced significantly in fiscal 2000 by the need of many dental offices to become Y2K compliant. Sales of other services and products, up 13.2% (15%) from last year, benefited from strong sales of technical service and parts, software support and insurance e-claims.

Gross Margin. Gross margins increased $42.0 million or 11.5% over fiscal 2000 due to increased sales volumes and an improvement in the gross margin rate to 35.4% in fiscal 2001 from 35.1% in fiscal 2000. The 30 basis point increase in the gross margin rate reflects better margins at the point-of-sale and changes in product mix.

Operating Expenses. Operating expenses for the year increased 9.0% over the prior year but declined as a percent of sales from 25.8% to 25.4%. Higher sales volumes, higher commission expense resulting from the Company's margin based commission programs, and increased spending on advertising were the primary factors driving the 9.0% increase in operating expenses. The 40 basis point improvement in the expense rate reflects the benefit of improved operating leverage and cost containment efforts.

Operating Income. Operating income increased 18.1% and amounted to 10.0% of sales in fiscal 2001. As a percent of sales, operating income was 70 basis points better than fiscal 2000 due to both improvements in the gross margin and operating expense rates.

Other Income. Other income, net of expenses, came to $7.1 million for fiscal 2001 compared to $5.5 million for fiscal 2000. The increase in other income reflects higher average short-term investments of cash.

Income Taxes. The effective income tax rate at 37.4% remained the same as last year.

Net Income. Net income increased to $76.5 million, or 18.6% due to the factors discussed above.

Earnings Per Share. Diluted earnings per share increased to $1.13 versus $0.95 reported a year ago, an 18 cent or 18.9% increase over a year ago.

Liquidity and Capital Resources

Patterson's operating cash flow, which generally parallels net earnings, has been the Company's principal source of liquidity in fiscal 2002, 2001 and 2000. Cash generated from operating activities was invested in working capital, capital expenditures and acquisitions.

Operating activities generated cash of $90.5 million in 2002 compared with $80.1 million in 2001 and $67.9 million in 2000. The $10.4 million increase in 2002 over 2001 and the $12.2 million increase in 2001 over 2000 reflected the Company's continuing increase in profitability and improved productivity in the use of working capital.

Capital expenditures net of dispositions were $11.1, $10.0, and $15.4 million in 2002, 2001 and 2000, respectively. The higher level of spending in fiscal 2000 reflected spending for a new distribution center which came on line in February 2000. The Company expects to invest about $14.0 million in capital spending in 2003 to enhance information systems and upgrade facilities.

The Company leases various facilities under noncancelable operating lease arrangements. Future minimum lease payments under these leases are as follows: $7,915 in 2003; $7,036 in 2004; $5,143 in 2005; $3,322 in 2006; $1,652 in 2007 and $964 in years thereafter.

In 2002, the Company invested cash of $109.3 million to acquire the assets of J. A. Webster Inc., a veterinary supply distributor, Thompson Dental Company, a dental distribution business, and Modern Practice Technologies, a company which provides custom computing solutions to the dental industry. In comparison, the Company invested $3.8 million to acquire one dental distribution business and eCheck-Up.com, a web-based value-added service company in 2001. In 2000, the Company spent $12.6 million to obtain three dental distribution businesses.

The Company repurchased 247,000, 125,000 and 180,000 shares of its common stock for $8,308, $3,583 and $3,754 during fiscal 2002, 2001 and 2000, respectively. The 247,000 shares repurchased during 2002 minimized the dilutive effect of the 322,524 shares issued to purchase J. A. Webster, Inc.

The Company expects funds generated by operations and existing cash and cash equivalents to continue to be its most significant sources of liquidity. The Company currently believes funds generated from the expected results of operations and available cash and cash equivalents of $151.2 million will be sufficient to meet the Company's working capital needs and finance anticipated expansion plans and strategic initiatives for the next fiscal year. Should additional investment opportunities arise, management believes that the strength of the Company's earnings, cash flows and balance sheet will permit the Company to obtain additional debt or equity capital, if necessary.

The Company will sell a significant portion of its installment sale contracts to a commercial paper funded conduit managed by a third party bank, and as a result commercial paper will become an important source of liquidity for the Company. The Company is allowed to participate in the conduit due to its financial strength. Cash flow could be impaired if the Company's financial strength diminished to a level that precluded the Company from taking part in this facility or other similar facilities.

Asset Management

The following table summarizes the Company's days sales outstanding (DSO) and inventory turnover over the past three fiscal years:

	2002	2001	2000
Days sales outstanding	50[(1)]	43	43
Inventory turnover[(3)]	6.5[(2)]	7.1	6.5

(1) DSO increased due to the partial year impact of the Webster and Thompson acquisitions and the level of contracts the Company was carrying at year-end. On a pro forma basis, DSO would have been about 42 days. Strong March and April equipment sales resulted in higher levels of financing activity. This higher level of financing exceeded the Company's capacity with the bank arrangement under which the Company sold its financing contracts. The Company was unable to complete a new agreement in time to sell these contracts before the end of the year and, accordingly, held a higher level of contracts in receivables than the Company typically carries. Subsequent to year-end, the Company signed a new agreement and has sold these contracts during the first quarter of fiscal 2003.

(2) Reflects the non-annualized impact of the Webster and Thompson acquisitions during the 2002.

(3) The inventory values used in this calculation are the LIFO inventory values for U.S. dental and veterinary inventories and the FIFO inventory value for Canadian and Colwell inventories.

Foreign Operations

Foreign sales are derived primarily from operations in Canada. Fluctuations in currency exchange rates have not significantly impacted earnings. However, net sales in fiscal 2002 and 2001 were adversely affected by the strengthening of the U.S. dollar. Without foreign currency effects, net sales would have increased by an additional $3.5 million and $2.5 million in fiscal 2002 and 2001, respectively. The Company expects the unfavorable US/Canadian exchange rate to continue to impact its rate of year-over-year sales growth during the first half of fiscal 2003. Changes in currency exchange rates is a risk accompanying foreign operations, but this risk is not considered material with respect to the net operations of the Company's business.

Critical Accounting Policies

In response to the SEC's Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," management considered whether there are accounting policies which could materially impact the Company's financial status. Management believes that the Company's policies are conservative and its philosophy is to adopt accounting policies, which minimize the risk of adverse events having a material impact on recorded assets and liabilities. However, the preparation of financial statements requires the use of estimates and judgements regarding the realization of assets and the settlements of liabilities based on the information available to management at the time. Changes subsequent to the preparation of the financial statements in economic, technological and competitive conditions may materially impact the recorded values of the Company's assets and liabilities. Therefore, the users of the financial statements should read all the notes to the consolidated financial statements and be aware that conditions currently unknown to management will develop in the future. This may require a material adjustment to a recorded asset or liability to consistently apply the Company's significant accounting principles and policies that are discussed in Note 1 to the Consolidated Financial Statements. The financial performance and condition of the Company may also be materially impacted by transactions and events that the Company has not previously experienced and for which the Company has not been required to establish an accounting policy or adopt a generally accepted accounting principle.

New Accounting Pronouncements

A discussion of recently issued accounting pronouncements is described in Note 1 of the Notes to Consolidated Financial Statements.

Factors That May Affect Future Operating Results

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K include forward-looking statements. Words such as "believes," "expects," "plans," "estimates," "intends" and variations of such words are intended to identify such forward-looking statements. The statements are not guaranties of future performance and are subject to certain risks, uncertainties or assumptions that are difficult to predict; therefore, the Company cautions shareholders and prospective investors that the following important factors, among others, could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose. The order in which such factors appear below should not be construed to indicate their relative importance or priority.

- The Company's ability to meet increased competition from national, regional and local full-service distributors and mail-order distributors of dental and veterinary products, while maintaining current or improved profit margins.
- The ability of the Company to retain its base of customers and to increase its market share.
- The ability of the Company to maintain satisfactory relationships with qualified and motivated sales personnel.
- The continued ability of the Company to maintain satisfactory relationships with key vendors and the ability of the Company to create relationships with additional manufacturers of quality, innovative products.
- Changes in the economics of dentistry affecting dental practice growth and the demand for dental products, including the ability and willingness of dentists to invest in high-technology diagnostic and therapeutic products.
- Reduced growth in expenditures for dental services by private dental insurance plans.
- The accuracy of the Company's assumptions concerning future per capita expenditures for dental services, including assumptions as to population growth and the demand for preventive dental services such as periodontic, endodontic and orthodontic procedures.
- The rate of growth in demand for infection control products currently used for prevention of the spread of communicable diseases such as AIDS, hepatitis and herpes.
- Changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets.

7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The Company is subject to market risk associated with changes in interest rates and foreign currency exchange rates.

The Company's earnings are affected by changes in short-term interest rates as a result of its investment in short-term commercial paper and government securities. As of the end of fiscal 2002 and 2001, the fair market value of the investments approximated the carrying value. If market interest rates for these investments averaged 10 percent more or less in 2002 and 2001, the Company's interest income would have changed by approximately $0.3 million in 2002 and $0.5 million in 2001.

The Company has operations in Canada which it considers to be both long-term and strategic. As a result, the Company does not hedge the long-term translation exposure to its balance sheet. The Company experienced negative translation adjustments of $0.8 million in 2002 and $0.3 million in 2001 which were reflected in the balance sheet as an adjustment to stockholders' equity. The cumulative translation adjustment at the end of 2002 showed a negative translation adjustment of $3.1 million.

The Company purchases a portion of the products it sells from suppliers located in countries other than where the products are sold. The risk of transaction gains and losses from changes in foreign exchange rates is not material as a majority of these purchases are denominated in the U.S. dollar.

8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Patterson Dental Company

We have audited the accompanying consolidated balance sheets of Patterson Dental Company as of April 27, 2002 and April 28, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended April 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patterson Dental Company at April 27, 2002 and April 28, 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 27, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
May 23, 2002

PATTERSON DENTAL COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)

	April 27, 2002	April 28, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$125,986	$160,024
Short-term investments	25,251	24,484
Receivables, net of allowance for doubtful accounts of $4,574 and $4,166 at April 27, 2002 and April 28, 2001, respectively	222,435	144,625
Inventory	142,457	103,700
Prepaid expenses and other current assets	13,291	9,928
Total current assets	529,420	442,761
Property and equipment, net	57,140	48,575
Goodwill and other intangibles, net	126,228	51,892
Other	5,588	5,952
Total assets	$718,376	$549,180
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$133,637	$ 89,321
Accrued payroll expense	28,311	20,866
Income taxes payable	7,815	4,805
Other accrued liabilities	28,244	17,723
Total current liabilities	198,007	132,715
Non-current liabilities	2,637	3,693
Total liabilities	200,644	136,408
Deferred credits	3,372	4,257
Stockholders' equity:		
Preferred Stock Series A, $.01 par value, $11.20 per share liquidation value: Authorized shares — 10,000,000	—	—
Preferred Stock, $.01 par value: Authorized shares — 20,000,000	—	—
Common Stock, $.01 par value: Authorized shares — 600,000,000 Issued and outstanding shares — 68,124,646 and 67,489,466 at April 27, 2002, and April 28, 2001, respectively	681	675
Additional paid-in capital	90,777	68,049
Accumulated other comprehensive loss	(3,084)	(2,316)
Retained earnings	449,661	354,371
Notes receivable from ESOP	(23,675)	(12,264)
Total stockholders' equity	514,360	408,515
Total liabilities and stockholders' equity	$718,376	$549,180

See accompanying notes

PATTERSON DENTAL COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Year Ended		
	April 27, 2002	April 28, 2001	April 29, 2000
Net sales	$1,415,515	$1,156,455	$1,045,883
Cost of sales	921,335	747,301	678,766
Gross profit	494,180	409,154	367,117
Operating expenses	347,000	294,039	269,658
Operating income	147,180	115,115	97,459
Other income and expense:			
Amortization of deferred credits	885	885	885
Finance income, net	4,387	6,534	4,826
Interest expense	(109)	(123)	(132)
Loss on currency exchange	(120)	(215)	(39)
Income before income taxes	152,223	122,196	102,999
Income taxes	56,933	45,721	38,527
Net income	$ 95,290	$ 76,475	$ 64,472
Earnings per share — basic	$ 1.41	$ 1.13	$ 0.96
Earnings per share — diluted	$ 1.40	$ 1.13	$ 0.95
Weighted average shares and potentially dilutive shares outstanding:			
Basic	67,700	67,435	67,346
Diluted	68,201	67,763	67,544

See accompanying notes

PATTERSON DENTAL COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss)	Retained Earnings	Notes Receivable from ESOP	Total
	Number	Amount					
Balance at April 24, 1999	33,649,313	$336	$66,992	$(2,222)	$213,761	$(13,668)	$265,199
Change in translation adjustment	—	—	—	162	—	—	162
Net income	—	—	—	—	64,472	—	64,472
Comprehensive income							64,634
Common stock issued, net	122,410	1	3,784	—	—	—	3,785
Payment on ESOP note	—	—	—	—	—	606	606
Share repurchases	(90,000)	—	(3,754)	—	—	—	(3,754)
Stock split (2 for 1)	33,681,723	337	—	—	(337)	—	—
Balance at April 29, 2000	67,363,446	674	67,022	(2,060)	277,896	(13,062)	330,470
Change in translation adjustment	—	—	—	(256)	—	—	(256)
Net income	—	—	—	—	76,475	—	76,475
Comprehensive income							76,219
Common stock issued, net	251,020	1	4,610	—	—	—	4,611
Payment on ESOP note	—	—	—	—	—	798	798
Share repurchases	(125,000)	—	(3,583)	—	—	—	(3,583)
Balance at April 28, 2001	67,489,466	675	68,049	(2,316)	354,371	(12,264)	408,515
Change in translation adjustment	—	—	—	(768)	—	—	(768)
Net income	—	—	—	—	95,290	—	95,290
Comprehensive income							94,522
Common stock issued, acquisitions	655,513	7	25,589	—	—	—	25,596
Common stock issued, net	226,667	2	5,444	—	—	—	5,446
Payment on ESOP note	—	—	—	—	—	1,201	1,201
Merger of acquired ESOP	—	—	—	—	—	(12,612)	(12,612)
Share repurchases	(247,000)	(3)	(8,305)	—	—	—	(8,308)
Balance at April 27, 2002	68,124,646	$681	$90,777	$(3,084)	$449,661	$(23,675)	$514,360

See accompanying notes

PATTERSON DENTAL COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Fiscal Year Ended		
	April 27, 2002	April 28, 2001	April 29, 2000
Operating activities:			
Net income	$ 95,290	$ 76,475	$ 64,472
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	8,932	7,771	7,161
Amortization of deferred credits	(885)	(885)	(885)
Amortization of goodwill	5,351	3,306	3,029
Bad debt expense	1,592	821	1,267
Deferred taxes	(2,999)	(1,038)	(3,141)
Change in assets and liabilities net of acquired:			
Increase in receivables	(43,488)	(13,889)	(17,367)
(Increase) decrease in inventory	(9,310)	(10,981)	3,211
Increase in accounts payable	19,235	9,307	10,154
Increase in accrued liabilities	14,001	7,295	163
Other changes from operating activities, net	2,776	1,877	(183)
Net cash provided by operating activities	90,495	80,059	67,881
Investing activities:			
Additions to property and equipment, net	(11,138)	(10,014)	(15,373)
Purchase of investments	(767)	(19,764)	(4,720)
Acquisitions	(109,253)	(3,797)	(12,569)
Net cash used in investing activities	(121,158)	(33,575)	(32,662)
Financing activities:			
Payments of long-term debt	(729)	(683)	(425)
Cash payments received on notes receivable from ESOP	1,201	798	606
Repurchases of common stock	(8,308)	(3,583)	(3,754)
Common stock issued, net	4,360	3,668	3,135
Net cash (used in) provided by financing activities	(3,476)	200	(438)
Effect of exchange rate changes on cash	101	(113)	(74)
Net (decrease) increase in cash and cash equivalents	(34,038)	46,571	34,707
Cash and cash equivalents at beginning of period	160,024	113,453	78,746
Cash and cash equivalents at end of period	$ 125,986	$160,024	$113,453
Supplemental disclosures:			
Income taxes paid	$ 55,325	$ 42,162	$ 37,148
Interest paid	112	127	134
Common stock issued for acquisitions	25,596	—	—
Less ESOP loan	(12,612)	—	—
Net equity impact from acquisitions	12,984	—	—

See accompanying notes

(Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc., Direct Dental Supply Co., and Patterson Dental Canada Inc. Significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Description of Business

Patterson Dental Company ("Patterson" or the "Company") is a value-added distributor serving the North American dental supply and companion-pet (dogs, cats and other common household pets) veterinary supply markets. The Company has two reportable segments, dental supply and veterinary supply. As the Company's largest segment, dental supply provides a virtually complete range of consumable dental products, clinical and laboratory equipment, and value-added services to dentists, dental laboratories, institutions and other healthcare providers throughout North America. The Company's veterinary supply segment distributes consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals to companion-pet veterinary clinics principally in the Eastern, Mid-Atlantic and Southeastern regions of the United States.

Fiscal Year End

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest April 30. Fiscal years 2002 and 2001 each consisted of fifty-two weeks. Fiscal year 2000 consisted of fifty-three weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds, highly-rated commercial paper and government securities. The maturities of these securities at the time of purchase is 90 days or less. Short-term investments consist of highly-rated commercial paper, corporate notes and bonds and government securities with maturities longer than 90 days at the date of purchase. All cash equivalents and short-term investments are classified as available for sale and carried at market value.

Inventory

Inventory consists of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for domestic dental and veterinary inventories and the first-in, first-out (FIFO) method for all other inventories. Inventories valued at LIFO represent 86% and 84% of total inventories at April 27, 2002, and April 28, 2001, respectively.

The accumulated LIFO provision was $19,114 at April 27, 2002, and $15,981 April 28, 2001. The Company believes that inventory replacement cost exceeds the inventory balance by an amount approximating the LIFO reserve.

Property and Equipment

Property and equipment are stated at cost. The Company provides depreciation on the straight-line method over estimated useful lives of up to 40 years for buildings or the expected remaining life of purchased buildings, 3 to 20 years

1. Summary of Significant Accounting Policies (Continued)

for leasehold improvements or the term of the lease, if less, 5 years for data processing equipment, and 5 to 10 years for office furniture and equipment.

Goodwill and Other Intangibles

Goodwill represents primarily the excess of the purchase price over the fair value of the net tangible assets of acquired businesses. Other intangible assets consist primarily of non-compete agreements. Goodwill and Other Intangibles are being amortized on a straight-line basis using lives ranging from 3 to 20 years. Accumulated amortization at April 27, 2002 and April 28, 2001 was $18,515 and $13,164, respectively. The Company periodically reviews its long-lived assets, including fixed assets, for indicators of impairment using an estimate of the undiscounted cash flows generated by those assets. The Company's financial statements for fiscal years 2000 through 2002 reflect no such impairments. Effective April 28, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. See "New Accounting Pronouncements" for further discussion of Statement 142 and its anticipated impact on the Company's consolidated financial statements.

Revenue Recognition

Revenues recognized include product sales, billings for freight and handling charges, and fees earned for services provided. Consumable and printed product sales and billings for freight and handling charges are recorded as products are shipped. Equipment and software product revenues are also recognized upon shipment. Revenue for these products are recorded at shipment since at that time there is persuasive evidence that an arrangement exists, the price is fixed and final, and there is reasonable assurance of collection of the sales proceeds. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided. Other service revenues are recorded on the date services are completed.

Advertising

The Company expenses all advertising and promotional costs as incurred except for certain catalog costs which are capitalized and amortized over future periods based upon estimates of revenue to be generated. Total advertising and promotional expenses were $13,748, $11,987 and $7,799 for fiscal years 2002, 2001 and 2000, respectively.

Deferred Credits

Negative goodwill (deferred credits) arose from the purchase of the Patterson business in fiscal 1986 and D.L. Saslow Co., Inc. in fiscal 1988. The Company is amortizing the deferred credits on a straight-line basis over 20 years. In conjunction with Statement 142, the deferred credits will be written off through the income statement in fiscal 2003. See "New Accounting Pronouncements" for further discussion of Statement 142 and its anticipated impact on the Company's consolidated financial statements.

Income Taxes

The liability method is used to account for income tax expense. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Employee Stock Ownership Plan (ESOP)

Compensation expense related to the Company's defined contribution ESOP is computed based on the shares allocated method.

1. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for its stock option plans. Under APB No. 25, no compensation expense is recognized if the exercise price of the Company's stock options equals the market price on the grant date. SFAS No. 123, "Accounting for Stock-Based Compensation," requires that the fair value of options granted and the pro forma impact on earnings be disclosed when material. The pro forma impact was not material for fiscal years 2002, 2001 and 2000.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents, when dilutive. Certain director and employee stock options are not included in the April 27, 2002, April 28, 2001, and April 29, 2000 calculations because they are anti-dilutive.

The following table sets forth the denominator for the computation of basic and diluted earnings per share. There were no adjustments to the numerator.

	Fiscal Year		
	2002	2001	2000
		(in thousands)	
Denominator:			
Denominator for basic earnings per share — weighted average shares	67,700	67,435	67,346
Effect of dilutive securities:			
Stock Option Plans	426	245	111
Employee Stock Purchase Plan	9	10	10
Capital Accumulation Plan	66	73	77
Dilutive potential common shares	501	328	198
Denominator for diluted earnings per share — adjusted weighted average shares	68,201	67,763	67,544

New Accounting Pronouncements

In July 2001, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 addresses financial accounting and reporting for business combinations. Specifically, effective for business combinations occurring after June 30, 2001, it eliminated the use of the pooling method of accounting and required all business combinations to be accounted for under the purchase method. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. The primary change related to this new standard is that the amortization of goodwill and intangible assets with indefinite useful lives will be discontinued and instead an annual impairment approach will be applied.

As provided in the new standards, the Company is not amortizing the goodwill related to the acquisition of the assets of J. A. Webster, Inc. or Thompson Dental Company which occurred after June 30, 2001. The Company will discontinue amortization on the remainder of its indefinite lived intangible assets, including goodwill, effective April 28, 2002. With the adoption of the remaining provisions of these standards, Patterson's reported net earnings per share are projected to increase by approximately $0.02 on a going forward basis. In fiscal 2003, there also will be an additional one-time benefit of $0.05 per share as Patterson is required to write-off the remaining balance of its deferred credits. The deferred credits are negative goodwill that arose from acquisitions in the 1980's and currently total approximately $3.4 million.

2. Cash Equivalents and Short-term Investments

All cash equivalents and short-term investments are available for sale and carried at market value, which approximates cost. At April 27, 2002 and April 28, 2001 cash equivalents and investments consisted of the following :

	Fiscal Year	
	2002	2001
Cash on hand	$ 48,849	$ 37,218
Cash Equivalents:		
Certificates of deposit	—	5,350
Commercial paper	5,864	10,761
Corporate notes and bonds	11,930	7,081
Government securities	19,493	9,422
Money market funds	39,850	90,192
	77,137	122,806
Short-term investments:		
Commercial paper	8,690	4,170
Corporate notes and bonds	9,374	17,294
Government securities and other	7,187	3,020
	25,251	24,484
	$151,237	$184,508

3. Acquisitions

On July 9, 2001, the Company purchased substantially all of the assets of J. A. Webster, Inc. ("Webster") and assumed certain liabilities, for a purchase price of $95,662, consisting of $84,955 in cash and $10,707 in stock. The value of the 322,524 common shares issued was determined based on the average market price of Patterson's common shares on July 9, 2001. The acquisition agreement also includes an earn-out provision tied to future product sales, which could result in additional cash payments over five years if certain minimum revenue milestones are achieved. The earn-out payments are not expected to have a material impact on future cash flows.

The acquisition was accounted for under the purchase method of accounting. Accordingly, the results of J. A. Webster, Inc.'s operations are included in the accompanying financial statements since the date of acquisition. The purchase price plus direct acquisition costs have been allocated on the basis of estimated fair values at the date of acquisition, pending final determination of the fair value of certain acquired assets. The preliminary purchase price allocation is as follows:

Purchase price	$ 95,662
Less:	
Accounts receivable	25,367
Inventory	19,758
Fixed assets	2,383
Other assets	278
Identifiable intangible assets	12,000
Accounts payable	(18,839)
Accrued expenses	(2,621)
Preliminary Goodwill	$ 57,336

3. Acquisitions (Continued)

The following pro forma summary presents the results of operations, as if the acquisition had occurred at the beginning of the fiscal period. The pro forma results of operations are not necessarily indicative of the results that would have been achieved had the two companies been combined.

	Fiscal Year	
	2002	2001
Net Sales	$1,449,143	$1,308,746
Net Income[(1)]	95,677	79,893
Earnings per share — basic[(1)]	$ 1.41	$ 1.18
Earnings per share — diluted[(1)]	$ 1.40	$ 1.17

(1) Reflects the amortization of certain intangible assets. Because the transaction was consummated following the effective date specified in the recently issued Statement of the Financial Accounting Standards Board No. 142 "Goodwill and Other Intangible Assets," the Company will not amortize goodwill for this transaction, but the goodwill becomes subject to periodic evaluations of possible impairment in its value.

The Company also made the following acquisitions that affect the periods covered by these financial statements:

Entity	Closing date	Consideration
Thompson Dental Company	April 2, 2002	Cash, Stock & Earn-out
Modern Practice Technologies	December 4, 2001	Cash
eCheck-Up.com	September 15, 2000	Cash & Earn-out
Micheli Dental Supply, Inc.	August 1, 2000	Cash & Earn-out
Guggenheim Brothers Dental Supply Co.	March 27, 2000	Cash & Earn-out
Kentucky Dental Supply Company, Inc.	October 25, 1999	Cash
Barr Dental Supply, Inc.	June 28, 1999	Cash

The above acquisitions have been recorded using the purchase method of accounting. The aggregate purchase price for the acquisitions was allocated as follows:

	Fiscal Year		
	2002	2001	2000
Purchase price	$26,574	$3,797	$12,569
Allocated to the following:			
Accounts receivable	9,031	318	4,082
Inventory	9,808	420	4,351
Other assets	1,752		
Fixed assets	4,024	491	802
Accounts payable	(6,269)	(83)	(2,765)
Accrued expenses	(1,154)	—	(336)
Goodwill	$ 9,382	$2,651	$ 6,435

The operating results of each of these acquisitions are included in the Company's consolidated statements of income from the date of each acquisition. Pro forma results of operations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate.

4. Property and Equipment

	April 27, 2002	April 28, 2001
Land	$ 3,790	$ 3,790
Buildings	25,738	22,432
Leasehold improvements	4,477	2,381
Furniture and equipment	36,173	31,684
Data processing equipment	36,101	27,047
	106,279	87,334
Accumulated depreciation	(49,139)	(38,759)
	$ 57,140	$ 48,575

5. Financing

The Company maintained a combined Contract Purchase and Revolving Credit Agreement with U. S. Bank National Association, as agent, which allowed the Company to sell, with limited recourse on an ongoing basis, its installment sale contract receivables secured by dental equipment to U. S. Bank National Association and three additional banks. This financing arrangement is accounted for as a sale of assets under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." During fiscal 2002, the Company sold approximately $102.5 million of its contracts under this program. The Company retains servicing responsibilities, for which it is paid a servicing fee. The servicing fees received by the Company are considered adequate compensation for services rendered. Accordingly, no servicing asset or liability has been recorded. The agreement requires that the Company maintain a minimum current ratio, maximum leverage ratio and minimum net worth. The Company was in compliance with the covenants at April 27, 2002. A total of $125.0 million of installment contracts receivable sold under the agreement were outstanding at April 27, 2002.

Subsequent to its fiscal 2002 year-end, the Company renegotiated its agreement with U. S. Bank National Association. Under the new contract, the Company has a $50 million contract purchase facility. In addition, the Company created a special purpose entity ("SPE"), PDC Funding Company, LLC, a wholly owned subsidiary and entered into a new Receivables Purchase Agreement with a commercial paper conduit managed by Bank One. N. A. The Company will transfer on an on-going basis a majority of its installment sale contracts to the SPE. In turn, the SPE will sell the contracts to the commercial paper conduit administered by Bank One. This is a one-year agreement, renewable annually, with a current limit of $200 million of contract purchases.

6. Leases

The Company leases facilities for its branch office locations, two distribution facilities, and also certain equipment. These leases are accounted for as operating leases. Future minimum rental payments under noncancelable operating leases are as follows for the years ending in April:

2003	$ 7,915
2004	7,036
2005	5,143
2006	3,322
2007	1,652
Thereafter	964
Total minimum payments required	$26,032

Rent expense was $8,429, $6,839, and $7,075 for the years ended April 27, 2002, April 28, 2001 and April 29, 2000, respectively.

7. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows:

	Fiscal Year		
	2002	2001	2000
Current:			
Federal	$51,466	$40,878	$37,594
Foreign	2,239	1,056	—
State	6,037	4,825	4,074
Total current	59,742	46,759	41,668
Deferred:			
Federal	(2,579)	(1,402)	(2,437)
Foreign	—	481	(481)
State	(230)	(117)	(223)
Total deferred	(2,809)	(1,038)	(3,141)
Provision for income taxes	$56,933	$45,721	$38,527

7. Income Taxes (Continued)

Deferred taxes assets and liabilities are included in prepaid expenses and other current assets and in non-current liabilities on the balance sheet. Significant components of the Company's deferred tax assets (liabilities) as of April 27, 2002 and April 28, 2001 are as follows:

	Fiscal Year	
	2002	2001
Bad debt allowance	$ 1,180	$ 1,065
LIFO reserve	(2,088)	(2,360)
Financing income	(157)	(1,467)
Health insurance	1,133	1,053
Capital Accumulation Plan	3,496	2,973
Inventory obsolescence	2,850	1,928
Other	102	515
Total	$ 6,516	$ 3,707

Income tax expense varies from the amount computed using the U.S. statutory rate. The reasons for this difference and the related tax effects are shown below:

	Fiscal Year		
	2002	2001	2000
Tax at U.S. statutory rate	$53,278	$42,769	$36,048
State tax provision, net of federal benefit	3,775	3,060	2,503
Effect of foreign taxes	417	392	(2,130)
Tax settlements and exposures	—	—	2,350
Amortization of deferred credit	(310)	(310)	(310)
Other	(227)	(190)	66
	$56,933	$45,721	$38,527

8. Segment and Geographic Data

Historically, the Company operated in one reportable segment, dental supply. In July 2001, the company purchased the assets of J. A. Webster, Inc. The acquisition became a reportable segment of the Company, and now Patterson Dental Company is comprised of two reportable segments, dental supply and veterinary supply. The Company's reportable segments are strategic business units that offer similar products and services to different customer bases. The dental supply segment provides a virtually complete range of consumable dental products, clinical and laboratory equipment and value-added services to dentists, dental laboratories, institutions and other healthcare providers throughout North America. The veterinary supply segment provides consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals to companion-pet veterinary clinics primarily in the Eastern, Mid-Atlantic and Southeastern regions of the United States.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates segment performance based on operating income.

8. Segment and Geographic Data (Continued)

The following table presents information about the Company's reportable segments:

	Fiscal Year		
	2002	2001	2000
Net Sales			
Dental Supply	$1,280,693	$1,156,455	$1,045,883
Veterinary Supply	134,822	—	—
Consolidated Net Sales	$1,415,515	$1,156,455	$1,045,883
Operating Income			
Dental Supply	$ 138,647	$ 115,115	$ 97,459
Veterinary Supply	8,533	—	—
Consolidated Operating Income	$ 147,180	$ 115,115	$ 97,459
Total Assets			
Dental Supply	$ 589,819	$ 549,180	$ 451,976
Veterinary Supply	128,557	—	—
Consolidated Total Assets	$ 718,376	$ 549,180	$ 451,976
Depreciation and Amortization			
Dental Supply	$ 11,833	$ 11,077	$ 10,190
Veterinary Supply	2,450	—	—
Consolidated Depreciation and Amortization	$ 14,283	$ 11,077	$ 10,190

The following table presents sales information by product for the Company:

	Fiscal Year		
	2002	2001	2000
Net Sales			
Consumable and printed products	$ 911,991	$ 719,510	$ 665,411
Equipment and software	392,683	336,856	292,018
Other	110,841	100,089	88,454
Total	$1,415,515	$1,156,455	$1,045,883

8. Segment and Geographic Data (Continued)

The following table presents information about the Company by geographic area. There were no material sales between geographic areas.

	Fiscal Year		
	2002	2001	2000
Net Sales			
United States	$1,322,991	$1,068,871	$ 957,107
Canada	92,524	87,584	88,776
Total	$1,415,515	$1,156,455	$1,045,883
Long-lived Assets			
United States	$ 185,040	$ 102,209	$ 95,843
Canada	3,916	4,210	4,725
Total	$ 188,956	$ 106,419	$ 100,568

9. Shareholders' Equity

Share Repurchases

In September 1999, the Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. The Company repurchased 247,000, 125,000 and 180,000 shares of its common stock for $8,308, $3,583 and $3,754 during fiscal 2002, 2001 and 2000, respectively.

Employee Stock Ownership Plan

During 1990, the Company's Board of Directors adopted a leveraged ESOP. During fiscal 1991, under the provisions of the plan and related financing arrangements, the Company loaned the ESOP $22,000 for the purpose of acquiring its then outstanding preferred stock which was subsequently converted to common stock. At April 27, 2002, and April 28, 2001, indebtedness of the ESOP to the Company is shown as a deduction from stockholders' equity in the consolidated balance sheets. The cost of the ESOP is borne by the Company through annual contributions to the plan in amounts determined by the Board of Directors. Shares of stock acquired by the plan are allocated to each employee who has completed 1,000 hours of service during the plan year. During fiscal 2002, 2001 and 2000, shares with a cost of $1,201, $798 and $606, respectively, were earned and allocated to ESOP participants. These amounts represented the Company's contribution for each fiscal year.

At April 27, 2002, 4,382,944 shares of the common stock were allocated to participants and had a fair market value of $195,786.

In conjunction with the purchase of Thompson Dental Company ("Thompson"), the Company's ESOP and an ESOP sponsored by Thompson were used to facilitate the acquisition and merger of Thompson into the Company. The net result of this transaction was an additional loan of $12,612 being made to the ESOP and the ESOP to acquiring 332,989 shares of common stock of Patterson Dental Company. Under current accounting standards, these shares are not considered outstanding for the computation of earnings per share until the shares are allocated to the participants. When the shares are allocated to the employees, the expense to the Company will be determined based on the fair market value of the shares in the year of the allocation. The loan bears interest at current rates but principal does not begin to amortize until 2011. The shares issued in this transaction, which were not previously allocated to the employees of Thompson (284,084), will begin to be allocated in fiscal 2003 but only to the extent of interest on the loan. The non-cash expense is not expected to materially impact the consolidated results of operations of the Company.

9. Shareholders' Equity (Continued)

Stock Option Plan

In June 1992, the Company adopted the Patterson Dental Company 1992 Stock Option Plan (the "Employee Plan"). The Employee Plan provides for the granting of options to designated employees and non-employees, including consultants to the Company, to purchase up to a maximum of 4,050,000 shares of common stock. The Employee Plan is administered by the Stock Option Committee, which determines the employees, officers and others who are to receive options, the type of option to be granted, the number of shares subject to each option and the exercise price of each option.

Stock options must be granted at an exercise price not less than the fair market value of the common stock on the dates the options are granted (or, for persons who own more than 10 percent of the Company's outstanding voting stock, not less than 110 percent of such fair market value). Stock options granted under the Employee Plan have exercise prices equal to the market price on the date of the grant, vest over a three- to nine-year period, and expire ten years following the date of the grant.

Director Stock Option Plan

In June 1992, the Company adopted a Director Stock Option Plan (the "Director Plan"), pursuant to which 675,000 shares of Common Stock have been reserved for the grant of non-statutory stock options to the Company's outside directors. Options are granted at the fair market value on the date of grant and are exercisable for a period of four years commencing one year after the date of grant. This plan terminated during fiscal 2002.

In June 2001, the Company adopted a new Director Stock Option Plan. A total of 400,000 shares of common stock have been reserved for issuance under the plan. Options are granted at fair market value on the option grant date and are exercisable for a period of nine years one year after the grant date. In addition, each eligible director will have the right to elect to receive additional options in lieu of the amount of the director's annual fee for service on the board of directors.

Following is a summary of stock option activity:

	Employee Plan			Director Plan		
	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Balance April 24, 1999	3,624,036	425,964	$20.28	216,000	270,000	$11.33
Granted	(74,298)	74,298	18.12	(72,000)	72,000	23.81
Exercised	—	—	—	—	(54,000)	6.00
Canceled	45,178	(45,178)	20.28	—	—	—
Balance April 29, 2000	3,594,916	455,084	19.93	144,000	288,000	13.87
Granted	(226,103)	226,103	24.74	(72,000)	72,000	22.50
Exercised	—	—	—	—	(54,000)	8.83
Canceled	36,974	(36,974)	20.82	—	—	—
Balance April 28, 2001	3,405,787	644,213	21.58	72,000	306,000	18.27
Reserved				400,000		
Granted	(317,143)	317,143	32.42	(84,000)	84,000	37.30
Exercised	—	(2,686)	20.28	—	(72,000)	10.36
Canceled	29,598	(29,598)	22.19	—	—	—
Balance April 27, 2002	3,118,242	929,072	$25.26	388,000	318,000	$25.09

9. Shareholders' Equity (Continued)

At April 27, 2002 the range of exercise prices on outstanding options under the Employee and Director Plans were as follows:

Employee Plan

Range of Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$13.46 – $22.00	399,786	6.9	$19.90
$22.01 – $26.00	194,195	8.1	24.22
$26.01 – $31.00	181,106	9.1	30.45
$31.01 – $38.00	153,738	9.2	34.41
$38.01 – $40.57	247	9.8	40.55
	929,072	7.9	$25.26

Director Plan

Range of Prices	Options Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$13.46 – $19.00	90,000	1.0	$16.78
$19.01 – $24.00	144,000	2.9	23.16
$24.01 – $39.42	84,000	4.4	37.30
	318,000	2.8	$25.09

Employee Stock Purchase Plan

In June 1992, the Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"). A total of 1,375,000 shares of common stock are reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors. Employees are eligible to participate after a year of employment with the Company if they are employed for at least 20 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10 percent of an employee's compensation, at 85 percent of the lower of the fair market value of the common stock on the offering date or at the end of each three-month period following the offering date during the applicable offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. Employees purchased 80,678, 99,276 and 100,716 shares in fiscal 2002, 2001 and 2000, respectively. At April 27, 2002, there were 574,172 shares available for purchase under the Stock Purchase Plan.

Capital Accumulation Plan

In 1996, the Company adopted an employee Capital Accumulation Plan (the "CAP Plan"). A total of 3,000,000 shares of common stock are reserved for issuance under the CAP Plan. Officers and other key employees of the Company or its subsidiaries are eligible to participate by purchasing common stock through payroll deductions, which must be between 5% and 25% of an employee's compensation, at 75% of the average closing price of the common stock for the calendar year. The shares issued are restricted stock and are held in the custody of the Company until the restrictions lapse. The restriction period is three years from the beginning of the plan year. Employees purchased 135,046, 161,251 and 160,734 shares of restricted stock in fiscal 2002, 2001 and 2000, respectively. At April 27, 2002, 2,308,825 shares were available for purchase under the Plan.

10. Litigation

In the ordinary course of business, the Company is subject to a variety of product-related and employment-related liability claims. The Company's management and legal counsel believe that the loss, if any, resulting from these claims will be substantially covered by insurance or third-party indemnification, and any uninsured losses from such claims will not have a materially adverse effect on its operations or financial position.

11. Quarterly Results *(unaudited)*

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks. The following table summarizes results for fiscal 2002 and 2001.

	Quarter Ended			
	Apr. 27, 2002	Jan. 26, 2002	Oct. 27, 2001	Jul. 28, 2001
Net sales	$399,849	$357,394	$355,018	$303,254
Gross profit	140,302	125,608	121,203	107,067
Operating income	43,204	38,581	35,955	29,440
Net income	27,563	24,832	23,282	19,613
Basic earnings per share	$ 0.41	$ 0.37	$ 0.34	$ 0.29
Dilutive earnings per share	$ 0.40	$ 0.36	$ 0.34	$ 0.29

	Quarter Ended			
	Apr. 28, 2001	Jan. 27, 2001	Oct. 28, 2000	Jul. 29, 2000
Net sales	$305,119	$290,579	$290,717	$270,040
Gross profit	109,307	104,753	101,999	93,095
Operating income	31,532	30,603	28,782	24,198
Net income	21,026	20,386	18,969	16,094
Basic earnings per share	$ 0.31	$ 0.30	$ 0.28	$ 0.24
Dilutive earnings per share	$ 0.31	$ 0.30	$ 0.28	$ 0.24

9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the directors of the Company is incorporated herein by reference to the descriptions set forth under the caption "Election of Directors" in the Company's Proxy Statement for its Annual Meeting of Shareholders to be held September 9, 2002 (the "2002 Proxy Statement"). Information regarding executive officers of the Company is incorporated herein by reference to Item 1 of Part I of this Form 10-K under the caption "Executive Officers of the Registrant." Information regarding compliance with Section 16(c) of the Securities Exchange Act of 1934 is incorporated herein by reference to the information set forth under "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2002 Proxy Statement.

11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated herein by reference to the information set forth under the caption "Compensation of Executive Officers" in the 2002 Proxy Statement.

12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information regarding security ownership of certain beneficial owners and management of the Company is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2002 Proxy Statement. Information regarding equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" in the 2002 Proxy Statement.

13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. **Financial Statements.**

The following consolidated financial statements and supplementary data of the Company and its subsidiaries, are included in Part II, Item 8:

Report of Independent Auditors

Consolidated Balance Sheets as of April 27, 2002 and April 28, 2001

Consolidated Statements of Income for the Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

Consolidated Statement of Changes in Stockholders' Equity for the Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

Consolidated Statements of Cash Flows for the Years Ended April 27, 2002, April 28, 2001 and April 29, 2000

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules.**

The following financial statement schedule is filed herewith: Schedule II — Valuation and Qualifying Accounts for the Years Ended April 27, 2002, April 28, 2001 and April 29, 2000.

Schedules other than that listed above have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

3. **Exhibits.**

Exhibit	
3.1	The Company's Articles of Incorporation, as amended*
3.2	The Company's Bylaws, as amended*
4.1	Specimen form of the Company's Common Stock Certificate*
4.2	The Company's Articles of Incorporation, as amended (see Exhibit 3.1)
4.3	The Company's Bylaws, as amended (see Exhibit 3.2)
10.1	Patterson Dental Company Employee Stock Ownership Plan, as amended*
10.2	Patterson Dental Company 1992 Stock Option Plan*
10.3	Patterson Dental Company 1992 Director Stock Option Plan*
10.4	Patterson Dental Company Employee Stock Purchase Plan*
10.5	Patterson Dental Company Capital Accumulation Plan**
10.6	Incentive Compensation Program (Fiscal 1992)*
10.8	ESOP Loan Agreement dated June 15, 1990 as amended July 13, 1992*
10.9	Amended and Restated Term Promissory Note dated July 13, 1992*
10.10	Second Amended and Restated Contract Purchase Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association***
10.11	Amended and Restated Credit Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association***
10.12	Asset Purchase Agreement by and among Patterson Dental Company and J. A. Webster, Inc.****
10.13	Third Amended and Restated Contract Purchase Agreement dated June 19, 2002 between Patterson Dental Company and U. S. Bank National Association*****
10.14	Receivables Purchase Agreement dated May 10, 2002 Between Patterson Dental Company and Bank One.*****
10.15	Receivables Sale Agreement dated May 10, 2002 among PDC Funding Company, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc.*****
10.16	2001 Non-Employee Director Stock Option Plan*****
10.17	Amendments to Restated Employee Stock Purchase Plan*****
10.18	Amended and Restated Employee Stock Ownership Plan*****
10.19	Articles of Amendment to the Company's Restated Articles of Incorporation*****
21	Subsidiaries
23	Consent of Independent Auditors
99	Item 5 captioned "About J. A. Webster, Inc." of Form 8-K dated July 9, 2001****

*Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-51304) filed with the Securities and Exchange Commission August 26, 1992.

**Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 1996.

***Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 29, 2000.

****Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 28, 2001.

*****Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 2002.

(b) **Reports on Form 8-K.**

The Company did not file any reports on Form 8-K with the Securities and Exchange Commission during the quarter ended April 27, 2002.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 25, 2002

PATTERSON DENTAL COMPANY

By: /s/ PETER L. FRECHETTE
Peter L. Frechette,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

		Date
/s/ PETER L. FRECHETTE Peter L. Frechette	President and Chief Executive Officer and Director (Principal Executive Officer)	July 25, 2002
/s/ R. STEPHEN ARMSTRONG R. Stephen Armstrong	Executive Vice President, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)	July 25, 2002
/s/ RONALD E. EZERSKI Ronald E. Ezerski	Director	July 25, 2002
/s/ DAVID K. BEECKEN David K. Beecken	Director	July 25, 2002
/s/ BURT E. SWANSON Burt E. Swanson	Director	July 25, 2002
/s/ ANDRE B. LACY Andre B. Lacy	Director	July 25, 2002
/s/ JAMES W. WILTZ James W. Wiltz	Director	July 25, 2002
/s/ HAROLD C. SLAVKIN Harold C. Slavkin	Director	July 25, 2002

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

PATTERSON DENTAL COMPANY
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts – Describe	Deductions – Describe	Balance at End of Period
Year ended April 27, 2002:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 4,166	$ 1,592	$	$1,184(1)	$ 4,574
LIFO inventory adjustment	$15,981	$ 3,133	$ —	$ —	$19,114
Inventory obsolescence reserve	6,223	7,171		3,922(2)	9,472
Total inventory reserve	$22,204	$10,304	$ —	$3,922	$28,586
Year ended April 28, 2001:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 4,208	$ 821	$ —	$ 863(1)	$ 4,166
LIFO inventory adjustment	$15,355	$ 626	$ —	$ —	$15,981
Inventory obsolescence reserve	3,149	9,982	—	6,908(2)	6,223
Total inventory reserve	$18,504	$10,608	$ —	$6,908	$22,204
Year ended April 29, 2000:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 4,096	$ 1,267	$ 8(3)	$1,163(1)	$ 4,208
LIFO inventory adjustment	$13,991	$ 1,364	$ —	$ —	$15,355
Inventory obsolescence reserve	1,955	4,058	—	2,864(2)	3,149
Total inventory reserve	$15,946	$ 5,422	$ —	$2,864	$18,504

(1) Uncollectible accounts written off, net of recoveries.

(2) Inventory disposed of and written off.

(3) Acquisition of Dentaplex, Inc. in fiscal 2000.

INDEX TO EXHIBITS

Exhibit 10.13	Third Amended and Restated Contract Purchase Agreement dated June 19, 2002 between Patterson Dental Company and U.S. Bank National Association
Exhibit 10.14	Receivables Purchase Agreement dated May 10, 2002 Between Patterson Dental Company and Bank One
Exhibit 10.15	Receivables Sale Agreement dated May 10, 2002 among PDC Funding Company, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc.
Exhibit 10.16	2001 Non-Employee Director Stock Option Plan
Exhibit 10.17	Amendments to Restated Employee Stock Purchase Plan
Exhibit 10.18	Amended and Restated Employee Stock Ownership Plan
Exhibit 10.19	Articles of Amendment to Restated Articles of Incorporation
Exhibit 21	Subsidiaries
Exhibit 23	Consent of Independent Auditors

EXHIBIT 21

SUBSIDIARIES

Name	Jurisdiction of Incorporation
Patterson Dental Supply, Inc.	Minnesota
Direct Dental Supply Co.	Nevada
Patterson Dental Canada, Inc.	Canada
Webster Veterinary Supply, Inc.	Minnesota
PDC Funding Company, LLC	Minnesota
Patterson Technology Center, Inc.	Minnesota
Colwell Systems, Inc.	Minnesota
Webster Management L.P.	Minnesota

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56764) pertaining to the 1992 Stock Option Plan, 1992 Director Stock Option Plan, Employee Stock Purchase Plan and Employee Stock Ownership Plan, the Registration Statement (Form S-8 No. 333-03583) pertaining to the Patterson Dental Company Capital Accumulation Plan of Patterson Dental Company, the Registration Statement (Form S-8 No. 333-45742) pertaining to the Patterson Dental Company Employee Stock Purchase Plan, the Registration Statement (Form S-8 No. 333-87488) pertaining to the Patterson Dental Company 2001 Non-Employee Directors' Stock Option Plan and the Patterson Dental Company Employee Stock Ownership Plan or the Thompson Dental Company Stock Ownership Plan, and the Registration Statements on Form S-3 (No.'s 333-19951, 333-41199, 333-61489 and 333-79147) of our report dated May 23, 2002, with respect to the consolidated financial statements included in this Annual Report (Form 10-K) of Patterson Dental Company for the year ended April 27, 2002.

Our audits also included the financial statement schedule of Patterson Dental Company listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
July 23, 2002

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PATTERSON
DENTAL COMPANY

Corporate Headquarters
1031 Mendota Heights Road
St. Paul, MN 55120-1419
(651) 686-1600
www.pattersondental.com

Patterson Offices

Albany, NY
Albuquerque, NM
Amherst (Buffalo), NY
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Rocky Hill (Hartford), CT
Sacremento, CA
Salt Lake City, UT
San Antonio, TX
San Diego, CA
San Dimas (Los Angeles), CA
Savannah, GA
Shreveport, LA
Sioux Falls, SD
South Bend, IN
Spokane, WA
Springfield, MO
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Sterling Heights (Detroit), MI
Sunnyvale (San Francisco), CA
Tampa, FL
Tempe, AZ
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Webster Offices

Alachua, FL
Bessemer, AL
Charlotte, NC
Houston, TX
Middletown, PA
Sterling, MA


PATTERSON
DENTAL COMPANY


PATTERSON
DENTAL COMPANY

Corporate Headquarters
1031 Mendota Heights Road
St. Paul, MN 55120-1419
(651) 686-1600
www.pattersondental.com